SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Subject Company)

WHITE ELECTRONIC DESIGNS CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, stated value $0.10 per share

(Title of Class of Securities)

963801105

(CUSIP Number of Class of Securities)

Brian Kahn

Chairman of the Board of Directors

Gerald R. Dinkel

President and Chief Executive Officer

White Electronic Designs Corporation

3601 East University Drive

Phoenix, Arizona 85034

(602) 437-1520

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Bradley L. Finkelstein, Esq.

Nathaniel P. Gallon, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is White Electronic Designs Corporation, an Indiana corporation (“White Electronic Designs” or the “Company”). The address of the Company’s principal executive office is 3601 E. University Drive, Phoenix, Arizona, 85034, and the Company’s telephone number at that location is (602) 437-1520.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the common stock, stated value $0.10 per share, of the Company (the “Shares” or the “Common Stock”). As of March 26, 2010, there were 23,638,277 shares of Common Stock issued and outstanding, 1,180,196 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options, and 30,000 shares of Common Stock subject to restricted stock units (“RSUs”).

Item 2.	Identity and Background of Filing Person.

Name and Address. The Company is the person filing this Statement. The information about the Company’s address and telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.whiteedc.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer and Merger. This Statement relates to the tender offer by Rabbit Acquisition Corp., an Indiana corporation (“Purchaser”) and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on March 31, 2010, and pursuant to which Purchaser is offering to purchase all outstanding Shares at a price of $7.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 29, 2010 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the successful consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Indiana Business Corporation Law (the “IBCL”), Purchaser will merge with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares that are held by the Company, Parent, or any of their wholly owned subsidiaries), without interest and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the summary of the Merger Agreement contained in the Offer to Purchase and the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.

According to the Offer to Purchase, the Purchaser’s and Parent’s principal executive offices are located at 2381 Morse Avenue, Irvine, California, 92614, and the telephone number of their principal executive offices is (949) 221-7100.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

(a) Arrangements with Executive Officers and Directors of the Company.

Interests of Certain Persons. Certain members of management and the Company’s Board of Directors (the “Board” or the “Board of Directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Company shareholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

Consideration for Shares. If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other shareholders of the Company. As of March 26, 2010, the Company’s directors and executive officers (and affiliates and affiliated investment entities) owned 5,749,035 Shares in the aggregate (excluding Company Stock Options (as defined below), RSUs (as defined below) and Restricted Stock (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (including their affiliates and affiliated investment entities) would receive an aggregate of approximately $40.2 million in cash. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Principal Shareholders and Security Ownership by Management.”

Consideration for Options. As of March 26, 2010, the Company’s directors and executive officers held options to purchase 470,675 Shares in the aggregate, of which 299,844 were vested and exercisable as of that date, with exercise prices ranging from $3.83 to $10.63 and an aggregate weighted average exercise price of $6.16 per Share. Pursuant to, and as further described in, the Merger Agreement, each outstanding option to purchase Common Stock granted under any of the Company’s equity plans or assumed by the Company in a prior acquisition (each, a “Company Stock Option”) outstanding immediately prior to the Effective Time that is held by a Continuing Employee (as defined in the Merger Agreement) or Continuing Service Provider (as defined in the Merger Agreement) (a “Continuing Option”) will be assumed by Parent at the Effective Time. Each Continuing Option assumed by Parent will continue to have, and be subject to, the same terms and conditions of such option immediately prior to the Effective Time, except that (i) each Continuing Option will be exercisable for a number of shares of common stock of Parent (“Parent Common Stock”) determined by multiplying the number of Shares subject to such stock options as of immediately before the Effective Time by a quotient determined by dividing (a) the Offer Price by (b) the average closing price of Parent Common Stock on the Nasdaq Stock Market LLC (the “Nasdaq”) for the five trading days immediately preceding (but not including) the Effective Time (the “Exchange Ratio”), (rounded down to the nearest whole share) and (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of the assumed Continuing Options will equal the quotient determined by dividing the per share exercise price for such Continuing Option outstanding immediately prior to the Effective Time by the Exchange Ratio (rounded up to the nearest whole cent).

Each Company Stock Option that is outstanding immediately prior to the Effective Time that is not a Continuing Option (a “Terminating Option”) will be cancelled at the Effective Time. Each Terminating Option that is vested and exercisable at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the Transactions and/or the holder’s termination of employment on or prior to the Effective Time) will be automatically converted into the right to receive, as soon as practicable after the Effective Time, an amount in cash determined by multiplying the excess, if any, of the Offer Price over the applicable exercise price of such option by the number of Shares subject to such Terminating Option, less all applicable deductions and withholdings required by law. Terminating Options that are not vested and exercisable at the Effective Time will be automatically cancelled for no consideration at the Effective Time.

Consideration for Restricted Stock Units. As of March 26, 2010, the Company’s executive officers held outstanding Company restricted stock units (“RSUs”) covering 25,000 Shares in the aggregate (no directors hold RSUs). Pursuant to, and as further described in, the Merger Agreement, each outstanding Company RSU (as defined in the Merger Agreement) that is held by a Continuing Employee or Continuing Service Provider (a “Continuing RSU”) will be assumed by Parent as of the Effective Time. Each Continuing RSU assumed by Parent will continue to have and generally be subject to, the same terms and conditions of such RSU immediately prior to Parent’s assumption, except each Company RSU shall cover a number of shares of Parent Common Stock equal to the product of the number of Shares that would be issuable under the Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock. Each Company RSU (or any portion thereof) that vests and becomes settable by its terms at the Effective Time will not be assumed but will instead be converted into the right to receive, in exchange for the cancellation of such Company RSU (or portion thereof), an amount in cash, without interest, equal to the Offer Price multiplied by the number of Shares subject to such Company RSU (or settable portion thereof) immediately prior to the Effective Time. Any such payment will be subject to all applicable federal, state and local tax withholding requirements.

Each Company RSU that is outstanding immediately prior to the Effective Time that is not a Continuing RSU (a “Terminating RSU”) will be cancelled at the Effective Time. Each holder of a Terminating RSU that is vested at the Effective Time (after giving effect to any accelerated vesting occurring in connection with the Transactions and/or the holder’s termination of employment on or prior to the Effective Time) shall be eligible to receive as soon as practicable after the Effective Time (or such later time if necessary to avoid the imposition of additional tax) an amount in cash, without interest, equal to the Offer Price multiplied by the number of Shares subject to such Terminating RSU, less all applicable deductions and withholdings required by law. Terminating RSUs that are not vested at the Effective Time will automatically be cancelled for no consideration at the Effective Time.

Consideration for Restricted Stock. As of March 26, 2010, the Company’s directors held 125,000 shares of Company Restricted Stock (as defined in the Merger Agreement) (no executive officers hold shares of Company Restricted Stock). Each share of Company Restricted Stock will be fully accelerated on the Acceptance Date (as defined in Section 2.1(g) of the Merger Agreement) and at the Effective Time will be cancelled and converted automatically into the right to receive an amount of cash, without interest, equal to the Offer Price, in accordance with the terms of the Merger Agreement.

Compensation Arrangements

Melvin Keating Compensation Arrangement

The Company entered into a compensation arrangement with Melvin Keating, a director of the Company, on March 29, 2010 (the “Keating Arrangement”). Pursuant to the terms of the Keating Arrangement, and as compensation for Mr. Keating’s continued services to the Company which are instrumental to the completion of the Merger, Mr. Keating will receive a payment of $250,000, less the sum of all daily fees paid to Mr. Keating by the Company through the Effective Time (the “Keating Payment”). The Company is paying Mr. Keating a daily fee of $1,250 for his work on the transactions contemplated by the Merger Agreement. Payment of the Keating Payment is contingent on Mr. Keating’s continued service to the Company at the same level of service he is performing as of March 29, 2010, through the Acceptance Date. The Keating Payment, if earned, will be paid within 10 business days of the Effective Time.

Leslie Striedel Compensation Arrangement

The Company has agreed to pay Leslie Striedel, the Company’s Vice President of Finance, a payment of $50,000 (the “Striedel Payment”) in consideration of Ms. Striedel’s significant efforts on behalf of the Company in connection with the transactions contemplated by the Merger Agreement. The payment of the Striedel Payment is contingent on the completion of the Merger and upon Ms. Striedel’s continued high level of performance and her continued employment with the Company through the Effective Time.

Employment Agreements

The Company has entered into employment agreements with each of the following executive officers: Gerald R. Dinkel, President and Chief Executive Officer of the Company (such agreement dated August 12, 2009) and Dan Tarantine, Executive V.P., Sales & Marketing of the Company (such agreement dated January 21, 2009).

Gerald R. Dinkel Employment Agreement

Pursuant to the terms of Mr. Dinkel’s employment agreement (the “Dinkel Agreement”), Mr. Dinkel receives an annual base salary of $385,000, subject to annual review by the Board and/or the Board’s Compensation Committee (the “Committee”). Mr. Dinkel will also participate in an annual bonus program beginning in fiscal 2010 and each subsequent fiscal year thereafter and he is entitled to participate in all benefit programs generally available to the Company’s employees or executive officers. The Company will also use commercially reasonable efforts to obtain additional long-term disability coverage for Mr. Dinkel, provide life insurance coverage for Mr. Dinkel, provide Mr. Dinkel with a car allowance and reimburse Mr. Dinkel for relocation expenses.

Under the terms of the Dinkel Agreement, Mr. Dinkel has agreed that during the term of his employment and for a term of up to two years following his termination of employment, he will not compete against the Company (unless he agrees to forego any remaining severance payments), solicit any employee of the Company to perform services for any other entity or attempt to induce any employee to leave the Company’s employment, or induce or solicit any customer to do business with a competing business or eliminate its business with the Company.

Mr. Dinkel’s employment may be terminated for any reason, with the benefits due to him dependent on the circumstances of the termination, as discussed below. Upon Mr. Dinkel’s termination for any reason, the Company will pay Mr. Dinkel any accrued but unused vacation, earned but unpaid base salary accrued through his termination date, and any unreimbursed expenses. In addition, except if Mr. Dinkel is terminated for Cause (as defined in the Dinkel Agreement) or if Mr. Dinkel terminates his employment for any reason other than voluntarily, he will receive any unpaid bonus from a prior completed fiscal year (all such benefits described in this paragraph referred to as the “Accrued Benefits”). The Accrued Benefits will be provided to Mr. Dinkel without him having to provide a release of claims to the Company. Mr. Dinkel will also continue to be entitled to receive indemnification and coverage under the Company’s directors and officers’ liability insurance policy and his vested employee awards and benefits.

Cause, Disability, Death or Voluntary Termination other than for Good Reason

Mr. Dinkel may voluntarily terminate his employment (other than for Good Reason (as defined in the Dinkel Agreement)), provided that he provides the Company with at least four weeks’ notice prior to his termination. If Mr. Dinkel terminates his employment without providing the proper notice or fails to fulfill his principal job responsibilities during the notice period, the Company may deem that his employment was terminated for Cause. Upon Mr. Dinkel’s termination by the Company for Cause, his voluntary resignation other than for Good Reason, or his termination as a result of his death or Disability (as defined in the Dinkel Agreement), Mr. Dinkel (or his estate, as applicable) will receive the Accrued Benefits. If Mr. Dinkel’s employment is terminated due to his death or Disability, all vested stock options granted on or after August 12, 2009 will remain exercisable for one year.

Termination Without Cause or for Good Reason

If the Company terminates Mr. Dinkel’s employment without Cause or if he terminates his employment for Good Reason, he will receive the Accrued Benefits. In addition, subject to Mr. Dinkel signing a general release and waiver in favor of the Company and subject to his continued compliance with the provisions of the Dinkel Agreement (including provisions as to non-competition and non-solicitation), Mr. Dinkel will be entitled to receive the following:

•	Continuation of his base salary for a period of 24 months following the date of his termination;

•	Company payment of his life insurance premiums for a period of 18 months; and

•

All unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to Mr. Dinkel will become fully vested and exercisable or paid in accordance with their terms and all stock options granted on or after August 12, 2009 will remain fully exercisable until the 10th anniversary of the option’s grant date.

Change in Control

Upon the occurrence of a Change in Control (as defined in the Dinkel Agreement), all unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to Mr. Dinkel will become fully vested and will be exercisable or paid in accordance with the terms of any applicable grant or award agreement and plans governing such awards or grants. The successful consummation of the Offer will constitute a Change in Control under the Dinkel Agreement.

Dan Tarantine Employment Agreement

Pursuant to the terms of Mr. Tarantine’s employment agreement (the “Tarantine Agreement”), Mr. Tarantine receives an annual base salary of $268,800, subject to review by the Board and/or the Committee from time to time. Mr. Tarantine may be eligible to participate in any annual bonus program that may be established and approved from time to time by the Board based on criteria established by the Board and he is entitled to participate in all benefit programs generally available to the Company’s employees. The Company will provide Mr. Tarantine with a car allowance and reimburse him for his reasonable business expenses.

Under the terms of the Tarantine Agreement, Mr. Tarantine has agreed that during the term of his employment and for a term of one year following his termination of employment, he will not solicit any employee of the Company to perform services for any other entity or attempt to induce any Company employee to leave the Company’s employment.

Under the terms of the Tarantine Agreement, Mr. Tarantine’s employment may be terminated for any reason, with the benefits due to him dependent on the circumstances of the termination, as discussed below.

Cause, Disability, Death or Voluntary Termination other than for Good Reason

Mr. Tarantine may voluntarily terminate his employment (other than for Good Reason (as defined in the Tarantine Agreement)), provided that he provides the Company with at least four weeks’ notice prior to his termination. If Mr. Tarantine terminates his employment without providing the proper notice or fails to fulfill his principal job responsibilities during the notice period, the Company may deem that his employment was terminated for Cause (as defined in the Tarantine Agreement). Upon Mr. Tarantine’s termination by the Company for Cause, his voluntary resignation other than for Good Reason, or his termination as a result of his death or Disability (as defined in the Tarantine Agreement), Mr. Tarantine (or his estate, as applicable) will receive any accrued but unused vacation and earned but unpaid base salary accrued through his termination date.

Termination Without Cause or for Good Reason

If the Company terminates Mr. Tarantine’s employment without Cause or if he terminates his employment for Good Reason, he will receive any accrued but unused vacation and earned but unpaid base salary accrued through his termination date. In addition, subject to Mr. Tarantine signing a general release and waiver in favor of the Company and subject to his continued compliance with the provisions of the Tarantine Agreement (including provisions as to non-solicitation), Mr. Tarantine will be entitled to receive the following:

•	Continuation of his base salary for a period of 12 months following the date of his termination;

•	Company payment of his COBRA continuation premiums until the earlier of the date that Mr. Tarantine receives group health benefits from another employer or 12 months after the date of termination; and

•

All unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to Mr. Tarantine will become fully vested and exercisable or paid in accordance with their terms and all stock options granted on or after January 21, 2009 will remain fully exercisable until the 10th anniversary of the option’s grant date.

Change in Control

Upon the occurrence of a Change in Control (as defined in the Tarantine Agreement), all unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to Mr. Tarantine will become fully vested and will be exercisable or paid in accordance with the terms of any applicable grant or award agreement and plans governing such awards or grants. The successful consummation of the Offer will constitute a Change in Control under the Tarantine Agreement.

Termination Without Cause or for Good Reason in Connection with a Change in Control

If the Company terminates Mr. Tarantine’s employment without Cause or if he terminates his employment for Good Reason, and in either event such termination occurs within one year following a Change in Control, he will receive any accrued but unused vacation and earned but unpaid base salary accrued through his termination date. In addition, subject to Mr. Tarantine signing a general release and waiver in favor of the Company and subject to his continued compliance with the provisions of the Tarantine Agreement (including provisions as to non-solicitation), Mr. Tarantine will be entitled to receive the following:

•	Continuation of his base salary for a period of 18 months following the date of his termination;

•	Company payment of his COBRA continuation premiums until the earlier of the date that Mr. Tarantine receives group health benefits from another employer or 18 months after the date of termination; and

•

All unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to Mr. Tarantine will become fully vested and exercisable or paid in accordance with their terms and all stock options granted on or after January 21, 2009 will remain fully exercisable until the 10th anniversary of the option’s grant date.

Change in Control Agreements

On January 5, 2009, the Company entered into Change in Control Agreements with each of the following: Bjarne Heggli, Vice President, Business Development, Karen Kock, Vice President, Corporate Human Resources, and Leslie Striedel, Vice President, Finance (each agreement referred to as a “Change in Control Agreement” and together, the “Change in Control Agreements”). The term of the Change in Control Agreements began on January 5, 2009 and the Change in Control Agreements will continue in effect during each of Mr. Heggli’s, Ms. Kock’s and Ms. Striedel’s continued employment with the Company.

Change in Control

Upon the occurrence of a Change in Control (as defined in the applicable Change in Control Agreement), all unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to Mr. Heggli, Ms. Kock or Ms. Striedel will become fully vested and will be exercisable or paid in accordance with the terms of any applicable grant or award agreement and plans governing such awards or grants. The successful consummation of the Offer will constitute a Change in Control under the Change in Control Agreements.

Termination Without Cause or for Good Reason

If the Company terminates Mr. Heggli’s, Ms. Kock’s or Ms. Striedel’s employment without Cause (as defined in the Change in Control Agreements) or if he or she terminates his or her employment for Good Reason (as defined in the Change in Control Agreements), at, or within the 12 month period following a Change in Control, and subject to the execution of a release as requested by the Company, Mr. Heggli, Ms. Kock and Ms. Striedel will each be entitled to receive the following:

•

A lump sum severance payment equal to 15 months (or, in the case of Mr. Heggli, nine months) of annual base salary and 100% of the annual bonus paid in the calendar year immediately preceding the calendar year in which the Change in Control occurs (or if greater, in the calendar year before that immediately preceding year); and

•	Company payment of COBRA continuation premiums for a period of up to 15 months (or, in the case of Mr. Heggli, up to nine months) following the termination.

Potential Payments upon Termination In Connection with a Change in Control

The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s executive officers or other individuals listed below upon the Acceptance Date (or the Effective Time as indicated below), or upon a termination of employment in connection with the Offer (either a voluntary resignation by the executive officer or another individual listed below for Good Reason or a termination by the Company other than for Cause), assuming that the Offer is completed at the Offer Price of $7.00 per share of Common Stock and the termination of employment took place on March 31, 2010.

Name	Benefit Type	Payment Upon the Acceptance Date	Payment in the Case of Termination of Employment in Connection with the Offer
Gerald Dinkel	Severance(1)	—	$770,000
	Value of Continued Employee Benefits(2)	—	$25,000
	Value of Equity Award Acceleration(3)	$491,672	—
	Total Value:	$491,672	$795,000

Dan Tarantine	Severance(1)	—	$403,200
	Value of Continued Employee Benefits(4)	—	$7,562
	Value of Equity Award Acceleration(3)	$175,000	—
	Total Value:	$175,000	$410,762

Bjarne Heggli	Severance(5)	—	$159,050
	Value of Continued Employee Benefits(6)	—	$3,781
	Value of Equity Award Acceleration(3)	$4,263	—
	Total Value:	$4,263	$162,831

Karen Kock	Severance(5)	—	$198,100
	Value of Continued Employee Benefits(7)	—	$19,763
	Value of Equity Award Acceleration(3)	$51,658	—
	Total Value:	$51,658	$217,863

Leslie Striedel	Severance(5)	—	$251,825
	Success Bonus(8), (9)	$50,000	—
	Value of Continued Employee Benefits(7)	—	$18,636
	Value of Equity Award Acceleration(3)	$4,263	—
	Total Value:	$54,263	$270,461

(1)	Represents cash payments to which the applicable executive officer is entitled pursuant to his Employment Agreement representing amounts attributable to base salary, as outlined and described above.
(2)	Includes the portion of the executive’s life insurance premiums pursuant to his Employment Agreement, as outlined and described above.
(3)	Represents the value of equity awards that would accelerate upon the expiration of the Offer. The value of the acceleration of such awards was calculated based on the Offer Price multiplied by the number of unvested equity awards that would be accelerated under the terms of the executive officer’s respective employment agreement or the individual’s Change in Control Agreement, net of the exercise price, if any. Assumes that no additional equity awards were granted between the expiration of the offer and the termination of employment so that all equity awards would have fully vested prior to any termination of employment.
(4)	Includes Company paid COBRA premiums for a period of 18 months, as outlined and described above.
(5)	Represents cash payments to which the individual is entitled pursuant to his or her Change in Control Agreement representing amounts attributable to base salary and bonus, as outlined and described above.
(6)	Includes Company paid COBRA premiums for a period of nine months, as outlined and described above.

(7)	Includes Company paid COBRA premiums for a period of 15 months, as outlined and described above.
(8)	Represents cash payment to which the applicable executive officer is entitled as of the Effective Time (and not the Acceptance Date) pursuant to her success bonus arrangement, as outlined and described above.
(9)	Assumes Striedel Payment was earned and paid prior to termination of employment.

Indemnification and Insurance

Under Indiana law, a corporation may indemnify an individual made a party to a threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether formal or informal, because the individual is or was a director against liability incurred in the proceeding if: (i) the individual’s conduct was in good faith, and (ii) the individual reasonably believed (A) in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, (B) in all other cases, that the individual’s conduct was at least not opposed to the best interests of the corporation, and (C) in the case of a criminal proceeding, the individual either had reasonable cause to believe the individual’s conduct was lawful, or had no reasonable cause to believe the individual’s conduct was unlawful. Unless limited by its articles of incorporation, a corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding. A corporation may indemnify a director, officer, employee or agent against liability incurred in a proceeding if a determination has been made that indemnification is permissible because the above standard of conduct has been met. The determination may be made by (i) a majority vote of a quorum of the board consisting of directors not a party to the proceeding, (ii) if a quorum cannot be obtained, by a majority of a committee of the board consisting of at least two directors who are not a party to the proceeding, (iii) by special legal counsel, or (iv) by a shareholder vote. A corporation may pay for or reimburse reasonable expenses incurred by a director, officer, employee or agent who is a party to a proceeding in advance of final disposition of the proceeding if: (i) the individual furnishes the corporation written affirmation of the individual’s good faith belief that the individual has met the standard of conduct for permissive indemnification set forth above; (ii) the individual furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that the individual did not meet such standard of conduct; and (iii) a determination is made that the facts known to those making the determination would not preclude indemnification under Indiana law. The determination must be made in the same manner as the determination for permissible indemnification. In addition, a corporation may indemnify and advance expenses to a director, officer, employee or agent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

Indiana law further provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, member, manager, trustee, employee or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director, officer, member, manager, employee, or agent, whether or not the corporation would have power to indemnify the individual against the same liability under Indiana law.

The Company’s Amended and Restated Articles of Incorporation provide that the Company shall indemnify a director or officer of the Company who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director or officer is or was a director or officer of the Company against reasonable expenses incurred by the director or officer in connection with the proceeding. The Company may indemnify an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the Company against liability if authorized in the specific case after determination, in the manner required by Indiana law, that indemnification is permissible in the circumstances because the individual has met the standard of conduct for permissive indemnification under Indiana law set forth above. The indemnification and advancement of expenses for directors, officers, employees and agents of the

Company shall apply when such persons are serving at the Company’s request while a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as well as in their official capacity with the Company. The Company may also pay for or reimburse the reasonable expenses incurred by a director, officer, employee or agent of the Company who is a party to a proceeding in advance of final disposition of the proceeding upon compliance with Indiana law.

Pursuant to such authority, on March 29, 2010, the Company entered into agreements to indemnify its directors and officers. With certain exceptions, these agreements provide for indemnification for expenses, including, among other things, attorneys’ fees, judgments, fines and settlement amounts, incurred by any of these individuals in proceedings resulting from the fact that the individual is or was a director or an officer of the Company. The agreements also provide for the advancement of expenses to the individuals in connection with any such proceedings. This description of the indemnification agreements entered into between the Company and its directors and officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(27) hereto, which is incorporated herein by reference.

Parent agreed, pursuant to the Merger Agreement, from and after the Effective Time, to cause the surviving corporation in the Merger (the “Surviving Corporation”) to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification, exculpation or advance of expense or similar agreement by the Company or any of its subsidiaries in favor of any present and former director, officer, employee, fiduciary or agent of the Company and any of its subsidiaries (and all other indemnification agreements of the Company that are on terms substantially similar to the indemnification agreements) and any indemnification, exculpation or advancement of expenses provisions under the articles of incorporations or bylaws (or comparable organizational documents) as in effect immediately prior to the Acceptance Time; provided, that, such obligations shall be subject to any limitation imposed from time to time under applicable law.

Prior to the Effective Time, the Company shall, and for six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, provide officers’ and directors’ liability, fiduciary liability and similar insurance in respect of acts or omissions occurring prior to the Effective Time covering each person who is as of the date of the Merger Agreement or was prior to the Effective Time an officer or director of the Company or any of its subsidiaries and each person who is now or was prior to the Effective Time an officer or director of the Company or any of its subsidiaries who served as a fiduciary under or with respect to any employee benefit plan of the Company or any of its Subsidiaries (within the meaning of Section 3(3) of ERISA) covered as of the date of the Merger Agreement by the Company’s director and officer insurance policies on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement as well as covering claims brought against each such person under ERISA; provided, that, in satisfying this obligation, the Surviving Corporation shall not be obligated to pay annual premiums in the aggregate in excess of 200% of the amount per annum the Company paid in its last full fiscal year, which amount the Company has disclosed to Parent prior to the date of the Merger Agreement. Notwithstanding the foregoing, at any time Parent or the Surviving Corporation may, and prior to the date upon which Purchaser first accepts and pays for Shares in the Offer, the Company may, with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned), purchase a “tail” directors’ and officers’ liability insurance policy, covering the same persons and providing the same terms with respect to coverage and premium amount as aforesaid, and that by its terms shall provide coverage until the sixth annual anniversary of the Effective Time, and upon the purchase of such insurance Parent’s and the Surviving Corporation’s obligations pursuant to this paragraph shall be deemed satisfied for so long as such insurance is in full force and effect and covers the matters that would otherwise be covered pursuant to this paragraph.

Parent agreed, pursuant to the Merger Agreement, that in the event that Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, shall assume the obligations set forth in the Merger Agreement.

Representation on the Company’s Board of Directors. The Merger Agreement provides that, subject to compliance with applicable law, upon acceptance for payment of any Shares pursuant to the Offer, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Company’s Board as will give Purchaser representation on the Board that is equal to the product of (i) the total number of directors on the Company’s Board (giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company will, promptly take all actions reasonably necessary to cause Purchaser’s designees to be elected as directors of the Company, including, at Parent’s election, by increasing the size of the Company’s Board or seeking and accepting the resignations of incumbent directors, or both.

At such time, the Company shall also take all necessary action to cause persons designated by Purchaser to constitute the same percentage (rounded up if necessary) as persons designated by Purchaser constitute of the Company’s Board of (i) each committee of the Company’s Board, (ii) the board of directors of each of its subsidiaries, and (iii) each committee of each such board. The Company will promptly take all action required to effect any such election or appointment, including all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and will include with the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Purchaser will supply to the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

In the event that Purchaser’s designees are elected or appointed to the Board pursuant to the provisions of the Merger Agreement described in the two immediately preceding paragraphs, then, until the Effective Time, the Company shall cause the Board to maintain at least two Independent Directors. For purposes of the Merger Agreement, an “Independent Director” shall mean a member of the Board as of the date of the Merger Agreement who is selected by the current directors and who is independent for purposes of the continued listing requirements of Nasdaq. If any Independent Director is unable to serve due to death, disability or other reason, the remaining Independent Director(s) shall be entitled to elect or designate another individual to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who are not employees, officers, directors or affiliates of the Company, Parent or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

The Merger Agreement also provides that, following the election or appointment of Purchaser’s designees as directors pursuant to the Merger Agreement and prior to the Effective Time or termination of the Merger Agreement by the Company, the approval of a majority of the Independent Directors shall be required to authorize (i) any amendment or termination of the Merger Agreement on behalf of the Company, (ii) any extension by the Company of the time for the performance of any of the obligations of Parent or Purchaser under the Merger Agreement, or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, (iii) any amendment of the articles of incorporation or bylaws of the Company that would adversely affect the ability of the Company to consummate the Offer or the Merger and (iv) and any other determination with respect to any action to be taken or not taken by or on behalf of the Company or the Company board relating to the Merger Agreement or the transactions contemplated thereby that is reasonably likely to adversely impact the holders of the Shares. Such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize such action.

(b) Arrangements with Parent or Purchaser.

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO and the description of the conditions of the Offer contained in

Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

Confidentiality Agreement. Parent and the Company entered into a confidentiality agreement, dated February 15, 2010 (the “Confidentiality Agreement”), in connection with the consideration of a possible negotiated acquisition of the Company by Purchaser. Under the Confidentiality Agreement, Purchaser agreed, subject to certain customary exceptions, to keep all non-public, confidential and proprietary information furnished by the Company or its representatives to Purchaser or its representatives, to abide by certain standstill restrictions involving the Company’s securities until at least August 15, 2011, and not to solicit the Company’s officers, directors or employees until February 15, 2011. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement. Parent and the Company entered into an exclusivity agreement, dated as of March 16, 2010 (the “Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Under the Exclusivity Agreement, the Company agreed not to solicit, encourage, initiate, seek, entertain, discuss, facilitate, negotiate or accept alternative proposals for the acquisition or certain other strategic transactions involving the Company before March 31, 2010. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Support Agreement. Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Support Agreement dated March 29, 2010 (the “Support Agreement”) with Gerald R. Dinkel, Jack A. Henry, Brian R. Kahn, Melvin L. Keating, Kenneth J. Krieg, Paul D. Quadros and Thomas J. Toy (each a “Shareholder”). Collectively, the Shareholders directly or indirectly own 5,691,035 Shares, representing approximately 24% of the Shares outstanding on the date of the Merger Agreement.

The Support Agreement provides that if any of the Shares owned by the Shareholder (the “Subject Shares”) have not been previously accepted for payment and paid for by Purchaser pursuant to the Offer, then each Shareholder agrees to vote, or cause his Subject Shares to be voted, (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereby, (ii) against (A) any agreement or arrangement related to any Acquisition Proposal, (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, or (C) any other proposal or transaction the approval of which is intended or could reasonably be expected to impede, interfere with, prevent, postpone, discourage, frustrate or materially delay the Offer or the Merger and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any meeting of shareholders, and in connection therewith to execute any documents reasonably requested by Parent which are necessary or appropriate in order to effectuate the foregoing. Each Shareholder also agrees that he will not, directly or indirectly: (a) transfer or consent to or permit any such transfer of any or all of his Subject Shares, or any interest therein, or create, agree to create or voluntarily permit to exist any lien, other than any restrictions imposed by applicable law or pursuant to the Support Agreement, on any such Subject Shares, (b) enter into any contract with respect to any transfer of such Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (d) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares, or (e) take, agree to take or voluntarily permit any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of each Shareholder therein untrue or incorrect; provided, however, that the Shareholder may determine, in his sole discretion, to tender the Subject Shares in the Offer, but is under no obligation to do so.

The Support Agreements will terminate automatically, without any notice or other action by any person, upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with White Electronic Designs’ legal and financial advisors, at a meeting held on March 29, 2010, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of and fair to White Electronic Designs and its shareholders, (ii) adopted and authorized the Merger Agreement, the Offer and the Merger (such adoption having been made in accordance with the IBCL), and (iii) recommended that the holders of Shares accept the Offer and tender Shares pursuant to the Offer, and to the extent required by applicable law, approve the Merger Agreement, the Offer and the Merger.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to shareholders communicating the Board of Directors’ recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

(b) Background.

White Electronic Designs’s Board of Directors and management regularly review the Company’s business plan and strategic opportunities and associated risks, including the Company’s operating plan and the possibility of strategic alternatives, including pursuing strategic relationships, divestitures and acquisitions.

In September 2008, the Company established a Strategic Alternatives Committee of its Board of Directors, comprised of Tom Toy and Paul Quadros, to evaluate a range of strategic alternatives for the Company, including the Company continuing as an independent public company, merging with or acquiring another public or private defense electronics company, or being acquired by a strategic or financial investor. The Committee engaged Jefferies & Company, Inc. (“Jefferies”) to act as financial advisor in connection with its review. Brian Kahn, the Company’s current Chairman of the Board, was added to the Committee in February 2009 in connection with his appointment to the Board. The Company solicited a broad universe of domestic and international industry participants and private equity sources, including Microsemi through Jefferies in or around May 2009. After a deliberate and careful process, in June 2009, the Board determined, based upon the recommendation of the Strategic Alternatives Committee, that in light of the alternatives identified by the process, the Company and its shareholders would likely realize the most long-term value by hiring a new CEO to execute the Company’s stand-alone strategy and focus on its core defense electronics market. As a result of this decision, the Company terminated the engagement of Jefferies. On August 12, 2009, the Company announced that Gerald Dinkel was appointed as President and Chief Executive Officer.

Throughout the last year, the Company continued to implement its stand-alone strategy, which included closing sales transactions relating to discontinued assets in its Hillsboro, Oregon Display Systems Division and its commercial microelectronics division in Phoenix, Arizona, and more recently asset sales in Columbus, Ohio’s Interface Electronics Division and the electromechanical business in Ft. Wayne, Indiana. The Company reallocated all available resources to its more profitable and growing defense electronics business.

On January 12, 2010, Mr. Kahn attended an investment conference in New York City arranged by Needham & Company, LLC (“Needham”). At the conference, as a part of a series of one-on-one meetings arranged for executives, Mr. Kahn was introduced to James Peterson, Microsemi’s President and Chief Executive Officer, and Steve Litchfield, Microsemi’s Executive Vice President and Chief Strategy Officer. At that meeting, the parties discussed their respective businesses, as well as White Electronic Designs’ business strategy of seeking potential acquisitions or collaborating with parties with experience in radiofrequency (RF) technologies. The parties further discussed Microsemi’s expertise in RF and the potential for the companies to partner, or for White Electronic Designs to potentially acquire non-core assets from Microsemi. Microsemi suggested continuing with further discussions with the management of its defense business.

Following that meeting, on January 19, 2010, Mr. Kahn held a conference call with members of Microsemi’s management, consisting of Messrs. Litchfield and Peterson, Bel Lazar, Microsemi’s Senior Vice President, Operations, and Ralph Brandi, Microsemi’s Executive Vice President, Chief Operating Office and President – High Reliability, to discuss their respective business capabilities. Microsemi concluded that meeting by suggesting that the parties sign a nondisclosure agreement and hold a further meeting in Phoenix, Arizona with White Electronic Designs’s business development and sales personnel.

On January 22, 2010, the Chief Executive Officer of another party in the aerospace and defense business, referred to herein as Party A, contacted Mr. Kahn. Party A had been previously contacted as part of White Electronic Designs review of strategic alternatives in 2008-2009 and had executed a nondisclosure and standstill agreement with White Electronic Designs in February 2009, and Party A’s CEO and Mr. Kahn had met on previous occasions. The CEO of Party A indicated that Party A had recently unsuccessfully concluded talks to acquire another company.

From January 22 through January 26, 2010, representatives of Jefferies had several discussions with Party A regarding the Company.

On January 25, 2010, Microsemi and White Electronic Designs executed a nondisclosure agreement in order to facilitate commercial discussions between the parties.

On January 26, 2010, Party A sent a letter to White Electronic Designs containing a nonbinding proposal for a stock-for-stock acquisition of White Electronic Designs, subject to due diligence and negotiation of definitive transaction documentation.

On January 27, 2010, the Company’s Board of Directors held a telephonic meeting. A representative of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”) and representatives of Jefferies also attended the meeting. At the meeting, the representative from WSGR reviewed with the Board its fiduciary obligations in connection with receipt of an unsolicited acquisition proposal. The Board then reviewed and discussed in detail the proposal from Party A. The Board concluded that in order to properly evaluate Party A’s proposal and the proposed stock consideration, it needed additional information concerning Party A.

On January 29, 2010, White Electronic Designs sent a letter to Party A, acknowledging receipt of Party A’s proposal and proposing meetings in February so that the Company could better understand Party A and its business and financial condition.

On January 30, 2010, the Company discussed re-engaging Jefferies as its financial advisor in connection with the evaluation of the proposal from Party A, and Jefferies sent a proposed engagement letter to White Electronic Designs.

On February 1, 2010, in preparation for meetings with Party A, Jefferies, on behalf of White Electronic Designs, sent a due diligence request to Party A.

On February 2, 2010, Microsemi’s business development and defense management personnel and representatives of Microsemi’s financial advisor visited White Electronic Designs’s Phoenix headquarters. B.J. Heggli, the Company’s Vice President Business Development, led the Microsemi personnel on a facilities tour and, together with Mr. Kahn, provided an overview of White Electronic Designs’s strategy and products.

On February 3, 2010, the Company and Party A signed a new nondisclosure agreement in preparation for the Company’s meetings with Party A.

On February 5, 2010, Microsemi sent a letter to the Company containing a nonbinding proposal for a cash acquisition of White Electronic Designs by Microsemi with a valuation range of between $138 million and $155 million.

From February 10 to February 12, 2010, all of the members of the Company’s Board and representatives of Jefferies attended due diligence sessions at Party A’s facilities.

On February 15, 2010, the White Electronic Designs Board held a telephonic meeting in which representatives of Jefferies participated. At the meeting, the Board discussed the proposals from Microsemi and Party A and the results of the Company’s due diligence investigation of Party A. At the meeting, the Board also determined that director Mel Keating would supervise, on behalf of the Board, continued discussions with the two parties to determine if either party would be capable of executing a transaction on terms favorable to White Electronic Designs.

On February 18, 2010, Microsemi and White Electronic Designs executed a new disclosure and standstill agreement to facilitate acquisition discussions between the parties.

On February 23, 2010, Mr. Kahn met with representatives of another defense electronics company, Party B, to discuss ways in which Party B and White Electronic Designs might collaborate. The following day, a representative of Party B contacted Mr. Kahn to request a visit to White Electronic Designs’s facilities in Phoenix in March.

Also on February 23, 2010, the Company and Microsemi arranged for Microsemi to visit the Company in Phoenix to conduct preliminary due diligence. The Company provided additional information to Microsemi on February 25 and March 2, 2010.

On March 3 and 4, 2010, representatives of Microsemi, including Messrs. Litchfield and Lazar and Ken Chin, President and General Manager of Microsemi’s Power Management Group, and a representative of Microsemi’s financial advisor, Needham, met with the Company at the Company’s headquarters in Phoenix, including with members of management, Mr. Keating, Mr. Kahn and representatives of Jefferies.

On March 8, 2010, the Company’s Board held a regularly scheduled meeting in Phoenix in connection with White Electronic Designs’s annual meeting of shareholders. In addition to the regular scheduled business, operational and financial updates, the Board discussed the status of the discussions with Microsemi, Party A and Party B.

On March 8, 2010, Party B toured the Company’s Phoenix facility.

On March 10 and 11, 2010, Party A conducted due diligence in Phoenix with representatives of Jefferies as well as Party A’s financial advisor.

On March 11, 2010, the Company signed a nondisclosure agreement with Party B.

On March 12, 2010, Party A informed the Company that it intended to submit a “final” merger proposal on March 22.

On March 14, 2010, Microsemi informed the Company that it was submitting a nonbinding proposal for a transaction valued at $165 million. Microsemi indicated that its willingness to proceed negotiating definitive documentation for a transaction was conditioned on the Company agreeing to a 15 day exclusive negotiation period. Microsemi indicated that its proposal would expire on March 15, 2010 if White Electronic Designs did not agree to proceed exclusively.

On March 14, 2010, following receipt of the Microsemi proposal, Mr. Kahn contacted Party A to indicate that the Company had received a proposal from another party which was conditioned on exclusivity, and that the Company’s Board had scheduled a meeting on March 15 to consider that proposal, and therefore indicated that if Party A intended to make a proposal, it would be advisable for it to do so before that meeting. The Chief Executive Officer of Party A indicated that Party A intended to submit a proposal by the end of that day, March 13, 2010.

On March 14, 2010, Mr. Kahn again contacted Party A’s Chief Executive Officer to inform him that the Company had yet to receive a proposal from Party A. Party A’s CEO responded by indicating that a proposal would be delivered by the end of the day on March 14, 2010 and before the White Electronic Designs Board meeting scheduled for March 15, 2010.

Also on March 14, 2010, Microsemi delivered in writing its nonbinding proposal which had been outlined orally on March 13.

On March 15, 2010, at 7:00 a.m. Phoenix time, the White Electronic Designs Board held a telephonic meeting with representatives of WSGR and Jefferies present. The Board began the meeting by discussing and evaluating the proposal received from Microsemi. During the meeting, Party A submitted a nonbinding proposal, indicated by Party A as its “best and final” proposal, for a cash and stock transaction. The proposal from Party A had a “face”, or nominal, value, using Party A’s closing price on March 12, 2010 higher than the $6.96 proposal from Microsemi. Although delivered on March 15, 2010 the Party A proposal stated that it was valid until 8:00 pm Eastern Time on March 14, 2010 and was conditioned on the Company agreeing to a 45 day exclusive negotiation period. The Board adjourned the meeting and reconvened at 2:00 p.m. that day. The Board also instructed Jefferies to contact several other potentially interested parties, including some parties that had been contacted in connection with the Strategic Alternatives Committee process, and who were identified as having a potential current interest and capability of pursuing an acquisition of the Company, to inquire if such parties had an interest in acquiring the Company prior to the execution of any exclusivity agreement.

When the Board reconvened later that day, representatives of WSGR reviewed the Board’s fiduciary duties in the context of evaluating the proposals, including relevant parts of Indiana law based on discussions with Indiana counsel. The Board extensively deliberated on the merits and risks of the two proposals. Representatives of Jefferies provided their observations regarding the proposals and the parties. The Board noted that although the Party A proposal indicated a higher face, or nominal, value based on Party A’s then current stock price, there were significant uncertainties related to the transaction and the Party A stock that constituted the majority of the consideration offered by Party A. Among other things, the Board observed that (a) a shareholder vote would be required from Party A’s shareholders, (b) the transaction with Party A would take longer to complete due to the need to register Party A’s securities with the SEC, (c) Party A’s stock was relatively thinly traded and its trading price had increased dramatically recently, (d) Party A did not have experience completing a public company acquisition of comparable size and scope, (e) Party A’s business model was unproven and faced potential regulatory issues, (f) Party A’s board of directors and CEO would control the combined entity following closing and, contrary to Party A’s earlier proposal, only a minority of the outstanding stock of the combined entity would be held by former White Electronic Designs shareholders and (g) Party A’s current proposal was at a lower value than its prior proposal, raising concern that it might again lower its proposal if there was adverse trading activity in the two companies’ stocks during later negotiations. In addition, the Board observed that Microsemi’s request for a 15 day exclusive negotiation period relative to Party A’s 45 day period potentially indicated that Microsemi was further along in its due diligence effort and therefore more likely to complete a definitive agreement at all or in a short time period. The Board also noted that Microsemi’s all-cash offer was fully financed with no financing contingencies and was proposed as a tender offer. Accordingly, the Board authorized the Company to execute the Microsemi exclusivity agreement and proceed with further negotiations with respect to the Microsemi proposal.

Following the Board meeting and after minor revisions to the Microsemi proposal, and following an indication from Jefferies that none of the parties it contacted had indicated an immediate interest in pursuing a transaction, White Electronic Designs executed the exclusivity arrangement with Microsemi on March 16, 2010.

On March 15, 2010, after the Company had entered into the exclusivity arrangement with Microsemi, Party B contacted the Company. The Company informed Party B that it was not currently in a position to respond.

During early March, the Company and Jefferies negotiated the terms of a new engagement letter, and on March 19, 2010, the Company executed the engagement letter which was effective as of March 15, 2010.

Between March 15 and March 29, 2010, Microsemi performed additional financial, operational and legal due diligence on the Company, including documents provided in an electronic data room and meetings in Phoenix on March 17 and 18, 2010. In addition, on March 19, 2010, Microsemi delivered a proposed merger agreement to White Electronic Designs, and on March 24, 2010, a proposed support agreement. The parties negotiated the terms of the definitive agreements on a daily basis through March 29, 2010.

On March 29, 2010, the Board of Directors held a telephonic meeting with representatives of WSGR and Jefferies present, as well as representatives of Baker & Daniels (“B&D”), Indiana counsel to the Company. At the meeting, Mr. Kahn provided an update on the status of the negotiations, including an outstanding issue concerning the scope of the support agreements proposed by Microsemi. Next, a representative of WSGR and a representative of B&D reviewed with the Board its fiduciary duties, including in connection with approval of an acquisition transaction and relevant provisions of Indiana law. After discussion, a representative of WSGR reviewed in detail the proposed merger agreement and support agreement, including, among other things, provisions relating to the Board’s recommendation and ability to entertain alternative proposals and termination rights and fees, and the process for completion of a transaction. Next, Mr. Keating recused himself and the Board considered and approved the compensation arrangement for Mr. Keating’s role in assisting with the negotiations of a transaction (See “Compensation Arrangements” under Item 3 above for additional information). Mr. Keating rejoined the meeting and the Board considered and approved indemnification agreements for the Company’s directors and officers (See “Compensation Arrangements” under Item 3 above for additional information). Next, representatives of Jefferies joined the meeting then reviewed the financial aspects of the Merger, including the per share consideration proposed to be paid to the shareholders of White Electronic Designs and the various valuation metrics used by Jefferies in connection with its analysis. (See “Opinion of White Electronic Designs’ Financial Advisor” under Item 4(d) below for additional information). A representative of WSGR then reviewed with the Board and the Compensation Committee the proposed resolutions with respect to approval of the transaction and related matters. The meeting was adjourned pending resolution of the support agreements and certain other matters. After further negotiation of the support agreements and remaining issues with Microsemi, the Board resumed the meeting, at which time Jefferies delivered its opinion to the Board to the effect that, as of March 29, 2010 and based upon and subject to the various considerations and assumptions set forth therein, the consideration of $7.00 per share in cash to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to those holders. Following discussion, the Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that shareholders accept the Offer and if necessary, adopt the Merger Agreement. Following such approval, the Compensation Committee of the Board considered, and unanimously approved, certain compensation arrangements of the Company’s service providers as “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, for purposes of establishing the “non-exclusive safe harbor” with respect to such compensation arrangements pursuant to Rule 14d-10(d)(2) under the Exchange Act.

Following the Board meeting, also on March 29, 2010, Microsemi, Purchaser and White Electronic Designs executed and delivered the Merger Agreement. In addition, Microsemi, Purchaser and members of the Company’s Board of Directors executed and delivered the support agreements,

White Electronic Designs and Microsemi issued a joint press release announcing the transaction on March 30, 2010.

On March 31, 2010, the Purchaser commenced the Offer.

(c) Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with the Company’s senior management and legal counsel and financial advisors, and considered a number of factors in recommending that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer, including the following:

1.	Operating and Financial Condition and Prospects of the Company. The Board of Directors’ knowledge and familiarity with the Company’s operations, business, financial condition, results of operations and the Company’s financial prospects if the Company was to remain independent. The Board of Directors discussed and deliberated at length concerning the Company’s historical financial performance, and current financial plan and prospects, including the potential benefits inherent in, as well as the risks associated with, the Company remaining as an independent company and executing upon and achieving the Company’s business plans. The Board also considered the potential for volatility in defense spending and the fact that some of the Company’s competitors have broader product portfolios and substantially greater resources, and the impact of this competitive environment on the Company’s ability to price its products and retain and expand its portion of the total available market.

2.	Available Alternatives; Results of Discussions with Third Parties. The Board considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired by another company, or continuing to operate the Company as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to the Company’s shareholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company to create greater value for the Company’s shareholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Board also considered the results of the process that the Board had conducted, with the assistance of the Company management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties regarding business combination and change of control transactions. The Board of Directors also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price.

3.	Analysis and Presentation of Management. The analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company and discussions regarding profitability under various scenarios.

4.	Historical Trading Prices. The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 28% over the closing price per share of the Shares on March 26, 2010, the last full trading day prior to the meeting of the Board of Directors to consider and approve the Merger Agreement, a premium of approximately 30.3% to the average closing price per share of the Shares during the one month period prior to March 26, 2010, and a premium of approximately 37.2% to the average closing price per share of the Shares during the three month period prior to and including March 26, 2010.

5.

Opinion of Jefferies & Company. The opinion of Jefferies, dated as of and rendered orally to the Board of Directors on March 29, 2010, and subsequently confirmed in writing to the effect that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the consideration of $7.00 per share in cash to be received by holders of Shares pursuant to the Offer and Merger (together, the “Transaction”) was fair from a financial point of view to such holders. The full text of Jefferies’ written opinion, dated March 29, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Annex II and is incorporated herein by reference. Jefferies provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Merger Agreement. Jefferies’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote at any shareholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. For a further discussion of Jefferies’ opinion, see “Opinion of White Electronic Designs’ Financial Advisor” below.

6.	Terms of the Merger Agreement. The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees and expense fees payable by the Company, including without limitation:

(a)	Cash Tender Offer. The Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s shareholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

(b)	No Financing Condition. Parent’s obligations under the Offer are not subject to any financing condition, Parent’s representations in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

(c)	Ability to Respond to Certain Unsolicited Acquisition Proposals. The provisions in the Merger Agreement that provide for the ability of the Board to respond to any unsolicited bona fide acquisition proposal made after the date of the Merger Agreement that did not arise from a breach of the Merger Agreement if the Board (A) determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that such proposal is, or is reasonably likely to lead to, a Superior Proposal (as defined in the Merger Agreement), (B) first obtains from the person making the acquisition proposal an executed confidentiality and standstill agreement not less restrictive to such person than those contained in the Confidentiality Agreement with Parent, (C) determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that failure to take such action would reasonably be expected to result in a breach by the Board of its fiduciary duties under applicable law and (D) notifies Parent in writing at least two (2) business days prior to taking such action that it intends to take such action and the basis under the Merger Agreement therefor. In addition, the provisions in the Merger Agreement provide that the Board may determine to not enforce any confidentiality, standstill or similar agreement to which the Company is a party for the sole purpose of allowing the other party to such agreement to submit an acquisition proposal, to the extent the Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that failure to take such action would reasonably be expected to result in a breach by the Board of its fiduciary duties under applicable law.

(d)

Change of Recommendation; Fiduciary Termination Right. In the event the Company receives a Superior Proposal made after the date of the Merger Agreement that did not arise from a breach of the Merger Agreement, the Board may, prior to the Acceptance Date, fail to make, withdraw, modify, amend or qualify the approval or recommendation by the Board of the Merger Agreement, the Offer or the Merger, fail to recommend against acceptance of any tender offer or exchange offer other than the Offer, approve or recommend any alternative acquisition proposal and terminate the Merger Agreement, if the Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such Superior Proposal, that failure to so terminate the Merger Agreement would reasonably be expected to result in a breach by the Board of its fiduciary duties under applicable Law. In order for the Board to take such action, it must first provide Parent with four business days’ prior notice of such action, engage in good faith negotiations during such four business days with Parent to negotiate a counterproposal to the Superior Proposal and after such four business days, determine in good faith that the alternative acquisition proposal constitutes a Superior Proposal (taking into account any counterproposals by Parent). In order for the Board to terminate the Merger Agreement following a change in recommendation for a Superior Proposal, it must simultaneously enter into an acquisition agreement with respect to such Superior Proposal and pay Parent a termination fee of $6.6 million in cash.

(e)	Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

(f)	Certainty of Value. The form of consideration to be paid to the shareholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration.

(g)	Merger Option. The Board considered that Purchaser had been granted a “top-up option” to purchase from the Company, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the sum of the Shares then outstanding plus the total number of Shares that are issuable within 10 business days after the issuance of the Top-Up shares upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, and that this could permit Purchaser to consummate the Merger more quickly as a short-form merger under Indiana law.

7.	Failure to Close; Public Announcement. The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management.

8.	Business Reputation of Parent. The business reputation and capabilities of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board of Directors believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Board of Directors also considered the impact of the Offer and the Merger on the Company’s employees, business partners and customers.

9.	Economic Climate. The current regional, national and international economic climate and prospects for defense spending.

10.	Termination and Expense Fee. The termination fee of $6.6 million that could become payable pursuant to the Merger Agreement under certain circumstances, including if White Electronic Designs terminates the Merger Agreement to accept a Superior Proposal or if Parent terminates the Merger Agreement because the White Electronic Designs Board changes its recommendation with respect to the Offer or the Merger. The expense fee of up to $2.5 million to reimburse Parent for its costs and expenses if the Merger Agreement is terminated due to a breach of a Company representation that permits Parent not to close the Offer or the occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement). That the expense fee will not be payable if the Merger Agreement is terminated under circumstances where Parent will receive a termination fee. The Board considered that the termination fee could have the effect of deterring third parties who might be interested in exploring an acquisition of the Company but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and would not likely deter competing bids. In addition, the Board recognized that the provisions in the Merger Agreement relating to termination fees and non-solicitation of acquisition proposals as well as the expense fees were insisted upon by Parent as a condition to entering into the Merger Agreement and that the termination fee would not likely be required to be paid unless the Company entered into, or intended to enter into, a definitive agreement with respect to a Superior Proposal.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of

Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of White Electronic Designs were aware of the interests of executive officers and directors of White Electronic Designs as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d) Opinion of White Electronic Designs’ Financial Advisor.

The Company retained Jefferies to provide it with financial advisory services and a financial opinion in connection with a possible merger, sale or other strategic business combination. The Company selected Jefferies to act as its financial advisor based on Jefferies’ qualifications, expertise and reputation and its knowledge of the business and affairs of the Company. At the meeting of the Company’s Board of Directors on March 29, 2010, Jefferies rendered its oral opinion, subsequently confirmed in writing, to the effect that as of March 29, 2010, and based upon and subject to the various considerations set forth in the opinion, the consideration of $7.00 per share in cash to be received by holders of Shares pursuant to the Transaction was fair from a financial point of view to such holders.

The full text of the written opinion of Jefferies, dated March 29, 2010, is attached hereto as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. The Company encourages you to read the entire opinion carefully and in its entirety. Jefferies’ opinion is directed to the Company’s Board of Directors and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares pursuant to the Merger Agreement as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether or not any holder of Shares should tender their Shares in the Offer or how the any holder of Shares should vote at any shareholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated March 28, 2010 of the Merger Agreement,

•	reviewed certain publicly available financial and other information about White Electronic Designs,

•

reviewed certain information furnished to Jefferies by White Electronic Designs’ management, including financial forecasts and analyses, relating to the business, operations and prospects of White Electronic Designs,

•

held discussions with members of senior management of White Electronic Designs and the Board of Directors concerning the matters described in the prior two bullet points, including the risks and uncertainties of achieving the financial forecasts described in the prior bullet,

•	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant,

•	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Jefferies deemed relevant, and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by White Electronic Designs to it or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by it. In its review, Jefferies relied on assurances of the management of White Electronic Designs that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, White Electronic Designs. Jefferies was not furnished with any such evaluations or appraisals of such physical inspections and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. White Electronic Designs informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of White Electronic Designs as to the future financial performance of White Electronic Designs. In that regard, White Electronic Designs instructed Jefferies to consider the risks and uncertainties of achieving White Electronic Designs’ financial forecasts and the possibility that such forecasts would not be realized. Jefferies expressed no opinion as to White Electronic Designs’ financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting White Electronic Designs, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to White Electronic Designs and the Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to White Electronic Designs and its shareholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Shares. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last drafts reviewed by it. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on White Electronic Designs, Microsemi or the contemplated benefits of the Transaction.

Jefferies’ opinion was for the use and benefit of the Board of Directors in its consideration of the Transaction, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to White Electronic Designs, nor did it address the underlying business decision by White Electronic Designs to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender such shares pursuant to the Offer or how any holder of Shares should vote on the Merger or any matter relating thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of White Electronic Designs, other than the holders of Shares. Jefferies expressed no opinion as to the price at which Shares will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of White Electronic Designs’ officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the consideration to be received by holders of Shares. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of White Electronic Designs’ actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond White Electronic Designs’ and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Shares do not purport to be appraisals or to reflect the prices at which Shares may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the consideration of $7.00 per share in cash to be received by holders of Shares pursuant to the Transaction, and were provided to the Board of Directors in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Based upon the approximately 23.7 million Shares that were outstanding as of March 26, 2010 on a fully diluted basis (calculated using the treasury stock method), Jefferies noted that the consideration of $7.00 per share implied an equity value of approximately $166 million. Net of approximately $65.4 million of cash and cash equivalents (as of December 31, 2009), Jefferies noted that the consideration implied an enterprise value of approximately $100.6 million. Jefferies also noted that the consideration of $7.00 per Share represented:

•	a premium of 28.0% over the closing price per Share on March 26, 2010 of $5.47,

•

a premium of 78.1% over the lowest intra-day trading price per Share on April 1, 2009 of $3.93, which was the lowest trading price of the Common Stock during the 52-week period ending March 26, 2010, and

•

a premium of 21.7% over the highest intra-day trading price per Share on February 1, 2010 of $5.75, which was the highest trading price of the Common Stock during the 52-week period ending March 26, 2010.

Historical Trading Analysis

Jefferies reviewed the price trading history of the Shares for the two-year period ending March 26, 2010 on a stand-alone basis and also in relation to the NASDAQ Composite, the Standard & Poor’s 500 Index, and a composite index consisting of the following enterprise companies in the defense electronics market, which are referred to as the “White Electronic Designs Selected Comparable Companies”:

•	Anaren, Inc.,

•	CPI International, Inc.,

•	EMS Technologies, Inc., and

•	Spectrum Control, Inc.

This analysis showed that during the two-year period ending March 26, 2010, the trading price of the Shares rose 24.3%, the NASDAQ Composite Index rose 3.0%, the Standard & Poor’s 500 Index declined 13.6%, and the composite index consisting of the White Electronic Designs Selected Comparable Companies declined 8.4%.

Comparable Public Company Analysis

Using publicly available information and information provided by White Electronic Designs’ management, Jefferies analyzed the trading multiples of White Electronic Designs and the corresponding trading multiples of the White Electronic Designs Selected Comparable Companies. In its analysis, Jefferies derived and compared multiples for White Electronic Designs and the White Electronic Designs Selected Comparable Companies, calculated as follows:

•	the enterprise value divided by latest twelve months, or LTM, earnings before interest, taxes, depreciation and amortization, or EBITDA, which is referred to as “Enterprise Value/LTM EBITDA,” and

•	the enterprise value divided by estimated EBITDA for calendar year 2010, which is referred to as “Enterprise Value/2010E EBITDA.”

This analysis indicated the following:

Comparable Public Company Multiples

Benchmark	High	Low	Median
Enterprise Value/LTM EBITDA	8.3x	6.5x	7.4x
Enterprise Value/2010E EBITDA	6.9x	5.2x	6.4x

Using a reference range of 7.5x to 8.5x White Electronic Designs’ LTM EBITDA, Jefferies determined an implied enterprise value for White Electronic Designs, then added cash and cash equivalents to determine an implied equity value. After accounting for the vesting of in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $5.17 to $5.48 using LTM EBITDA, compared to the consideration of $7.00 per Share.

Using a reference range of 6.0x to 7.0x White Electronic Designs’ calendar year 2010E EBITDA, Jefferies determined an implied enterprise value for White Electronic Designs, then added cash and cash equivalents to determine an implied equity value. After accounting for the vesting of in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $5.68 to $6.16 using calendar year 2010E EBITDA, compared to the consideration of $7.00 per Share.

No company utilized in the comparable company analysis is identical to White Electronic Designs. In evaluating the selected companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond White Electronic Designs’ and Jefferies’ control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Selected Comparable Transactions Analysis

Using publicly available information and other information, Jefferies examined the following nine transactions involving companies providing services and products to the defense electronics market with enterprise values between $28.0 million and $425.0 million and announced since July 8, 2004. The transactions considered and the month and year each transaction was announced were as follows:

Date Announced	Acquiror	Target
March 2010	Smiths Interconnect, Inc.	Interconnect Devices, Inc.

December 2009	Crane Co.	Merrimac Industries Inc.

April 2009	Microsemi Corp.	Endwave Defense Systems

May 2008	Cobham Plc	M/A - COM, Inc.

April 2008	Anaren, Inc.	M.S. Kennedy Corp.

March 2008	TriQuint Semiconductor, Inc.	WJ Communications Inc.

February 2006	GE Fanuc Embedded Systems, Inc.	Condor Engineering, Inc.

February 2006	Sirenza Microdevices Inc.	Premier Devices Inc.

July 2004	Teledyne Technologies, Inc.	Celeritek Defense Systems

Using publicly available estimates and other information for each of these transactions, Jefferies reviewed the enterprise value as a multiple of the target company’s LTM EBITDA immediately preceding announcement of the transaction, which is referred to below as “Enterprise Value/LTM EBITDA.”

This analysis indicated the following:

Selected Comparable Transactions Multiples

Benchmark	High	Low	Median
Enterprise Value/LTM EBITDA	10.3x	6.0x	8.3x

Using a reference range of 7.0x to 9.5x White Electronic Designs’ LTM EBITDA, Jefferies determined an implied enterprise value for White Electronic Designs, then added cash and cash equivalents to determine an implied equity value. After accounting for the vesting of in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $5.01 to $5.80, compared to the consideration of $7.00 per Share.

No transaction utilized as a comparison in the comparable transaction analysis is identical to the Transaction. In evaluating the Transaction, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond White Electronic Designs’ and Jefferies’ control. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of White Electronic Designs through the calendar year ending December 31, 2014 using White Electronic Designs management’s financial projections, discount rates ranging from 15.0% to 17.0%, and perpetual growth rates of free cash flow after calendar year 2014 ranging from 2.0% to 3.0%. To determine the implied total equity value for White Electronic Designs, Jefferies added cash and cash equivalents to the implied enterprise value for White

Electronic Designs. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per Share of approximately $6.51 to $7.04, compared to the consideration of $7.00 per Share.

Jefferies also performed a discounted cash flow analysis to estimate the present value of the free cash flows of White Electronic Designs through the calendar year ending December 31, 2014 using White Electronic Designs management’s financial projections, discount rates ranging from 15.0% to 17.0%, and EBITDA exit multiples ranging from 7.0x to 8.0x. To determine the implied total equity value for White Electronic Designs, Jefferies added cash and cash equivalents to the implied enterprise value for White Electronic Designs. After accounting for the vesting of in-the-money stock options, this analysis indicated a range of implied values per Share of approximately $8.56 to $9.40, compared to the consideration of $7.00 per Share.

As described above, White Electronic Designs instructed Jefferies to consider the risks and uncertainties of achieving White Electronic Designs’ financial forecasts and the possibility that such forecasts would not be realized. In this regard, Jefferies performed a sensitivity analysis with respect to the discounted cash flow analyses to illustrate the effect of different assumptions for changes in projected annual revenue growth and projected annual EBIT margins from such forecasts. For purposes of this analysis, Jefferies assumed a discount rate of 16.0%, a perpetuity growth rate of 2.5% and an exit multiple of 7.5x. The sensitivity adjustments to the projected annual revenue growth rates for fiscal year 2011 ranged from approximately 11% to 44%. In the years following fiscal year 2011, Jefferies assumed consistent revenue growth with White Electronic Designs’ projections for fiscal year 2012 through fiscal year 2015. The sensitivity adjustments to the projected annual EBIT margin for fiscal year 2011 ranged from 7.3% to 18.0%. Jefferies assumed fiscal year 2012 margin improvement of 3.45% per White Electronic Designs projections in all cases and held constant across projected periods after fiscal year 2012. This sensitivity analysis resulted in a range of implied present values of $4.15 to $6.76 per Share using the perpetuity growth rate method and a range of implied present values of $5.43 to $8.98 per Share using the exit multiple method.

Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in all merger and acquisition transactions announced over the past five years having an enterprise value under $500 million.

For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing share price one day and four weeks prior to the transaction’s announcement. This analysis indicated the following median premiums for those time periods prior to announcement:

Time Period Prior to Announcement	25th Percentile Premium	Median Premium	75th Percentile Premium
1 day	17.0%	31.2%	54.8%
4 weeks	19.4%	35.0%	57.5%

Using a reference range of 19.4% to 57.5% premium for the 4-weeks prior to March 25, 2010, which was the date one day prior to the date of Jefferies’ analysis, Jefferies performed a premiums paid analysis using the closing prices per Share for the periods 1-day and 4-weeks prior to March 25, 2010. This analysis indicated a range of median implied value per Share of approximately $6.24 to $8.25, compared to the consideration of $7.00 per Share.

Jefferies’ opinion was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Transaction and should not be considered determinative of the views of the Board of Directors or management with respect to the Transaction or the consideration.

Jefferies was selected by the Board of Directors based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In the ordinary course of business, Jefferies and its affiliates may trade or hold securities of White Electronic Designs or Microsemi and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies has, in the past, provided financial advisory and financing services to White Electronic Designs and may continue to do so and may receive fees for the rendering of such services. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to White Electronic Designs , Microsemi or entities that are affiliated with White Electronic Designs or Microsemi, for which it would expect to receive compensation.

(e) Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, each of White Electronic Designs’ executive officers and directors currently intends to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer, subject to restrictions on transfer (including with respect to restricted stock over which they do not have dispositive authority) and other than any tender that would give rise to liability under Section 16(b) of the Exchange Act.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company concerning the Offer or the Merger.

Jefferies & Company. The Board of Directors selected Jefferies as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated March 15, 2010, the Company engaged Jefferies to act as its financial advisor in connection with the possible sale of White Electronic Designs. Pursuant to this letter agreement, the Company has agreed to pay Jefferies a fee for its services, a portion of which was paid upon delivery of Jefferies’ opinion and a significant portion of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse Jefferies for expenses incurred. The Company also has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries, except for the following:

(a) Each of the directors of the Company, each in their capacity as shareholders, entered into the Support Agreement. The summary of the Support Agreement contained in Item 3(b) above is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which has been filed as Exhibit (e)(2) hereto and incorporated herein by reference.

(b) the transactions listed below.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Jack A. Henry	3/9/2010	Received grant of a restricted stock award to vest 33.3%, 33.3% and 33.4% on 3/09/2011, 3/09/2012 and 3/09/2013, respectively	7,500	$0.00
Brian R. Kahn	3/9/2010	Received grant of a restricted stock award to vest 33.3%, 33.3% and 33.4% on 3/09/2011, 3/09/2012 and 3/09/2013, respectively	7,500	$0.00
Brian R. Kahn(1)	2/10/2010	Open market purchase(2)	3,986	$4.88
Brian R. Kahn(1)	2/10/2010	Open market purchase(2)	1,100	$4.89
Brian R. Kahn(1)	2/10/2010	Open market purchase(2)	1,604	$4.90
Brian R. Kahn(1)	2/10/2010	Open market purchase(2)	1,700	$4.91
Brian R. Kahn(1)	2/9/2010	Open market purchase(2)	2,457	$4.85
Brian R. Kahn(1)	2/9/2010	Open market purchase(2)	1,450	$4.89
Brian R. Kahn(1)	2/9/2010	Open market purchase(2)	400	$4.90
Brian R. Kahn(1)	2/9/2010	Open market purchase(2)	1,084	$4.91
Brian R. Kahn(1)	2/9/2010	Open market purchase(2)	9	$4.92
Brian R. Kahn(1)	2/5/2010	Open market purchase(2)	3,057	$4.85
Brian R. Kahn(1)	1/29/2010	Open market purchase(2)	13,196	$4.85
Brian R. Kahn(1)	1/29/2010	Open market purchase(2)	300	$4.8575
Brian R. Kahn(1)	1/29/2010	Open market purchase(2)	25,948	$4.86
Melvin L Keating	3/9/2010	Received grant of a restricted stock award to vest 33.3%, 33.3% and 33.4% on 3/09/2011, 3/09/2012 and 3/09/2013, respectively	7,500	$0.00
Kenneth J. Krieg	3/9/2010	Received grant of a restricted stock award to vest 33.3%, 33.3% and 33.4% on 3/09/2011, 3/09/2012 and 3/09/2013, respectively	7,500	$0.00
Paul D. Quadros	3/9/2010	Received grant of a restricted stock award to vest 33.3%, 33.3% and 33.4% on 3/09/2011, 3/09/2012 and 3/09/2013, respectively	7,500	$0.00
Thomas J. Toy	3/9/2010	Received grant of a restricted stock award to vest 33.3%, 33.3% and 33.4% on 3/09/2011, 3/09/2012 and 3/09/2013, respectively	7,500	$0.00

(1)	The securities are owned directly by Desert Equity LP, a Delaware limited partnership (“Desert Equity”). Desert Equity is controlled by its sole general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”). Brian R. Kahn is the sole member and manager of Desert Management. Accordingly, Mr. Kahn may be deemed to indirectly beneficially own the securities directly owned by Desert Equity. Mr. Kahn disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)	The Company has been advised that these open market purchases were made pursuant to a Rule 10b5-1 plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the

Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 2, 3 and 4 of this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s shareholders.

Shareholder Approval. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions of the IBCL). According to the Company’s Articles of Incorporation, the Shares are the only securities of the Company outstanding that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

Top-Up Option. Pursuant to the Merger Agreement, the Company has granted to Purchaser an irrevocable option, exercisable only in accordance with the terms and conditions set forth in the Merger Agreement, to purchase up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Parent or Purchaser at the time of exercise, shall constitute one Share more than 90% of the sum of (i) the then outstanding Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, including RSUs and Stock Options, in each case, which are convertible or exercisable prior to the date that is ten business days after such exercise and the issuance of the Top-Up Option Shares, at a purchase price per Top-Up Option Share equal to the price per Share payable in the Offer. The Top-Up Option shall not be exercisable for Shares in excess of the number of Shares authorized and unissued or held in the treasury of the Company (giving effect to the Shares issuable pursuant to all then outstanding Stock Options, RSUs and any other rights to acquire Shares as if such shares were outstanding)

Conditions to Offer. The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of any other required consents or approvals of any governmental authority of competent jurisdiction, the absence of which would reasonably be expected to dilute materially the anticipated benefits to Parent of the transaction. The term “Minimum Condition” generally requires that there has been validly tendered and not withdrawn prior to the expiration date for the Offer (as it may have been extended or re-extended pursuant to the Merger Agreement, the “Expiration Date”) at least that number of Shares that when added to any Shares already owned by Parent or any of its controlled subsidiaries, if any, equals 50.1% of the sum of the then outstanding Shares plus (without duplication) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights with an exercise price below the price per Share payable in the Offer, including the Company’s outstanding restricted stock units and options to purchase one or more Shares in each case, which are convertible or exercisable on or prior to the later of (i) September 30, 2010 and (ii) the Outside Date, as the same may be extended pursuant to the terms of the Merger Agreement.

Based upon the foregoing definition and solely by way of example, as of March 26, 2010, assuming that no Shares were issued by the Company after March 26, 2010 and that the Expiration Date is not extended, the Minimum Condition would be satisfied if approximately 12.2 million Shares were validly tendered and not withdrawn in the Offer.

The conditions to the offer provided in the Merger Agreement are summarized in Section 15 of the Offer to Purchase.

Short-Form Merger.

Under Section 23-1-40-4 of the IBCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Company’s outstanding Shares, Purchaser will be able to effect the Merger, and is required to do so under the Merger Agreement, without a vote of the Company’s shareholders. In such event, Parent and Purchaser anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company’s shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer, including through any subsequent offering period or exercise of the Top-Up Option, a vote at a meeting of the Company’s shareholders would be required under Indiana law, and a longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to convene a meeting of its shareholders as soon as practicable following the consummation of the Offer to consider and vote on the Merger, if a shareholders’ vote is required.

State Takeover Statutes.

Control Share Acquisitions Statute

Section 23-1-42 of the IBCL (the “Control Share Acquisitions Statute”), with some exceptions, provides that a person proposing to acquire or acquiring voting shares of an “issuing public corporation” may lose the power to vote unless either the corporation’s articles of incorporation or bylaws in existence before such acquisitions provide that the Control Share Acquisitions Statute does not apply to the corporation or, if properly and timely requested by the acquiring person, the disinterested shareholders agree to grant voting rights to the acquired shares. “Issuing public corporation” is defined to include a corporation:

•	having at least 100 shareholders;

•	having its principal place of business or its principal office in Indiana or owning or controlling assets within Indiana having a fair market value of more than $1 million; and

•	either having more than 1,000 shareholders resident in Indiana or having Indiana residents comprising more than 10% of its shareholders or owning 10% or more of its shares of record or beneficially.

Prior to adopting resolutions adopting the Offer and the Merger, and prior to the execution of the Support Agreement and the Merger Agreement, the Company’s Board amended the Company’s Bylaws to provide that the Control Share Acquisitions Statute shall not apply to control share acquisitions of shares of any class of the Company’s stock on or after March 29, 2010. Accordingly, the Control Share Acquisitions Statute is inapplicable to the Company and the Support Agreement and Merger Agreement.

Business Combinations Statute

Section 23-1-43 of the IBCL (the “Business Combinations Statute”) provides that a corporation may not engage in any “business combination” (defined to include mergers and other transactions) with any “interested shareholder” (defined to include any person beneficially owning 10% or more of the voting power of the outstanding shares of the corporation) for a period of five years following the interested shareholder’s share acquisition date, unless the business combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the interested shareholder’s share acquisition date.

On March 29, 2010, prior to the execution of the Support Agreement and the Merger Agreement, the Company’s Board unanimously approved in advance for purposes of the Business Combinations Statute the business combination contemplated by the Merger Agreement and Parent’s and Purchaser’s acquisition of beneficial ownership pursuant to the Support Agreement. Accordingly, the Business Combinations Statute is inapplicable to the Support Agreement, the Offer and the Merger.

Takeover Offers Statute

Section 23-2-3.1 of the IBCL (the “Takeover Offers Statute”) provides that a person shall not make a takeover offer (defined to include a tender offer for more than 10% of any class of outstanding equity securities of an Indiana corporation with more than 75 shareholders, with its principal place of business in Indiana and with substantial assets in Indiana) unless certain conditions are satisfied. Because the Company’s principal place of business is not in Indiana, the purchase of Shares in the Offer is not subject to the Takeover Offers Statute.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, Parent will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. If the 15 calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent files its Premerger Notification and Report Form. If within the 15 calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of

Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Dissenter Rights. No dissenters’ rights are available in connection with the Offer. Holders of Shares currently have no dissenters’ rights. Chapter 23-1-44 of the IBCL provides that, so long as the Shares are a “covered security” under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended (defined to include securities listed, or authorized for listing, on the New York Stock Exchange (“NYSE”), the American Stock Exchange (“AMEX”), Nasdaq or a national securities exchange or tier or segment thereof that has listing standards that the SEC determines are substantially similar to the listing standards applicable to securities listed on the NYSE, AMEX or Nasdaq), shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not a covered security on the record date for any shareholders’ meeting called to vote on the Merger (if any such vote is required), holders of Shares at the Effective Time of the Merger will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions (where Purchaser acquires more than 90% of the outstanding Shares). To obtain fair value, a dissenting shareholder must notify the Company in writing of his or her intent to dissent, not vote in favor of the Merger and comply with other requirements under Indiana law. Fair value means the value of Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless that exclusion would be inequitable. Fair value could be more or less than the merger consideration.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in the Company’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that the Company’s customers may delay or refrain from purchasing the Company’s services due to uncertainties about the Company’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Materials to be Filed as Exhibits. The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Rabbit Acquisition Corp. and Microsemi Corporation on March 31, 2010).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Rabbit Acquisition Corp. and Microsemi Corporation on March 31, 2010).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).

(a)(4)	Letter dated April 1, 2010, to shareholders of White Electronic Designs Corporation.*

(a)(5)	Press Release issued by Microsemi Corporation on March 30, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the Commission by White Electronic Designs Corporation on March 30, 2010).

(e)(1)	Agreement and Plan of Merger dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and White Electronic Designs Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the Commission on March 30, 2010).

(e)(2)	Support Agreement dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and certain shareholders of White Electronic Designs Corporation listed on Annex I thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on March 30, 2010).

(e)(3)	Confidentiality Agreement, dated as of February 15, 2010, between Microsemi Corporation and White Electronic Designs Corporation.*

(e)(4)	Amended and Restated Articles of Incorporation of White Electronic Designs Corporation (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement prepared in connection with the 2009 Annual Meeting of Shareholders, filed with the Commission on April 9, 2009).

(e)(5)	Amended and Restated By-Laws of White Electronic Designs Corporation dated July 27, 2009 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Commission on July 31, 2009).

(e)(6)	White Electronic Designs Corporation 1994 Flexible Stock Plan (incorporated by reference to Exhibit 99 to the Registration Statement on Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60544).

(e)(7)	Amendment to the Bowmar Instrument Corporation 1994 Flexible Stock Plan, effective May 7, 2001 (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement prepared in connection with the 2001 Annual Meeting of Shareholders).

(e)(8)	White Electronic Designs Corporation 2001 Director Stock Plan (incorporated by reference to Exhibit 99 to Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60536).

(e)(9)	Amendment to Bowmar Instrument Corporation Stock Option Plan for Non-Employee Directors (incorporated by reference to Appendix D to the Company’s definitive Proxy Statement in connection with the 2001 Annual Meeting of Shareholders).

(e)(10)	White Electronic Designs Corporation Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 99 to Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60548).

Exhibit Number	Description

(e)(11)	White Electronic Designs Corporation 2000 Broad Based Employee Stock Option Plan (incorporated by reference to Exhibit 99 to Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60542).

(e)(12)	White Electronic Designs Corporation 2006 Director Restricted Stock Plan, effective March 24, 2006 (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement prepared in connection with the 2006 Annual Meeting of Shareholders).

(e)(13)	First Amendment to 2006 Director Restricted Stock Plan, effective August 24, 2006 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the Commission on August 30, 2006).

(e)(14)	Form of Restricted Stock Agreement to 2006 Director Restricted Stock Plan, effective August 24, 2006 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed with the Commission on August 30, 2006).

(e)(15)	Form of Restricted Stock Units Award Agreement under the 1994 Flexible Stock Plan (incorporated by reference to Exhibit 10.19 to Form 10-K, filed with the Commission on December 13, 2007).

(e)(16)	Form of Performance Share Award Agreement under the 1994 Flexible Stock Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on December 13, 2007).

(e)(17)	Employment Agreement dated January 21, 2009, between White Electronic Designs Corporation and Dan V. Tarantine (incorporated by reference to Exhibit 10.25 to Form 10-K/A, filed with the Commission on January 26, 2009).

(e)(18)	Employment Agreement dated August 12, 2009, by and between White Electronic Designs Corporation and Gerald R. Dinkel (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on August 13, 2009).

(e)(19)	Shareholder Agreement dated February 4, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on February 11, 2009).

(e)(20)	Amendment No. 1 to Shareholder Agreement dated August 13, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas R. Reahard, Thomas J. Toy and Edward A. White (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on August 14, 2009).

(e)(21)	Amendment No. 2 to Shareholder Agreement dated November 16, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas R. Reahard, Thomas J. Toy and Edward A. White (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on November 17, 2009).

(e)(22)	Severance Agreement dated June 16, 2009 by and between Edward A. White and White Electronic Designs Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on June 17, 2009).

(e)(23)	Change in Control Agreement between Bjarne Heggli and White Electronic Designs Corporation dated January 7, 2009.*

(e)(24)	Change in Control Agreement between Karen Kock and White Electronic Designs Corporation dated January 6, 2009.*

Exhibit Number	Description

(e)(25)	Change in Control Agreement between Leslie Striedel and White Electronic Designs Corporation dated January 6, 2009.*

(e)(26)	Success Bonus Agreement between Melvin L. Keating and White Electronic Designs Corporation dated March 29, 2010.*

(e)(27)	Form of Indemnification Agreement between White Electronic Designs Corporation and its directors and certain of its officers dated March 29, 2010.*

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Annex II	Opinion of Jefferies & Company, Inc., dated March 29, 2010.

* Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHITE ELECTRONIC DESIGNS CORPORATION

By:	/s/ BRIAN R. KAHN
Brian R. Kahn
Chairman of the Board

Dated: April 1, 2010

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Rabbit Acquisition Corp. and Microsemi Corporation on March 31, 2010).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Rabbit Acquisition Corp. and Microsemi Corporation on March 31, 2010).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).

(a)(4)	Letter dated April 1, 2010 to shareholders of White Electronic Designs Corporation.*

(a)(5)	Press Release issued by Microsemi Corporation on March 30, 2010 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the Commisson by White Electronic Designs Corporation on March 30, 2010).

(e)(1)	Agreement and Plan of Merger dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and White Electronic Designs Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the Commission on March 30, 2010).

(e)(2)	Support Agreement dated March 29, 2010 by and among Microsemi Corporation, Rabbit Acquisition Corp. and certain shareholders of White Electronic Designs Corporation listed on Annex I thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on March 30, 2010).

(e)(3)	Confidentiality Agreement, dated as of February 15, 2010, between Microsemi Corporation and White Electronic Designs Corporation.*

(e)(4)	Amended and Restated Articles of Incorporation of White Electronic Designs Corporation (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement prepared in connection with the 2009 Annual Meeting of Shareholders, filed with the Commission on April 9, 2009).

(e)(5)	Amended and Restated By-Laws of White Electronic Designs Corporation dated July 27, 2009 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the Commission on July 31, 2009).

(e)(6)	White Electronic Designs Corporation 1994 Flexible Stock Plan (incorporated by reference to Exhibit 99 to the Registration Statement on Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60544).

(e)(7)	Amendment to the Bowmar Instrument Corporation 1994 Flexible Stock Plan, effective May 7, 2001 (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement prepared in connection with the 2001 Annual Meeting of Shareholders).

(e)(8)	White Electronic Designs Corporation 2001 Director Stock Plan (incorporated by reference to Exhibit 99 to Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60536).

(e)(9)	Amendment to Bowmar Instrument Corporation Stock Option Plan for Non-Employee Directors (incorporated by reference to Appendix D to the Company’s definitive Proxy Statement in connection with the 2001 Annual Meeting of Shareholders).

(e)(10)	White Electronic Designs Corporation Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 99 to Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60548).

Exhibit Number	Description

(e)(11)	White Electronic Designs Corporation 2000 Broad Based Employee Stock Option Plan (incorporated by reference to Exhibit 99 to Form S-8, filed with the Commission on May 9, 2001, Registration No. 333-60542).

(e)(12)	White Electronic Designs Corporation 2006 Director Restricted Stock Plan, effective March 24, 2006 (incorporated by reference to Appendix A to the Company’s definitive Proxy Statement prepared in connection with the 2006 Annual Meeting of Shareholders).

(e)(13)	First Amendment to 2006 Director Restricted Stock Plan, effective August 24, 2006 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the Commission on August 30, 2006).

(e)(14)	Form of Restricted Stock Agreement to 2006 Director Restricted Stock Plan, effective August 24, 2006 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed with the Commission on August 30, 2006).

(e)(15)	Form of Restricted Stock Units Award Agreement under the 1994 Flexible Stock Plan (incorporated by reference to Exhibit 10.19 to Form 10-K, filed with the Commission on December 13, 2007).

(e)(16)	Form of Performance Share Award Agreement under the 1994 Flexible Stock Plan (incorporated by reference to Exhibit 10.20 to Form 10-K, filed with the Commission on December 13, 2007).

(e)(17)	Employment Agreement dated January 21, 2009, between White Electronic Designs Corporation and Dan V. Tarantine (incorporated by reference to Exhibit 10.25 to Form 10-K/A, filed with the Commission on January 26, 2009).

(e)(18)	Employment Agreement dated August 12, 2009, by and between White Electronic Designs Corporation and Gerald R. Dinkel (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on August 13, 2009).

(e)(19)	Shareholder Agreement dated February 4, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas M. Reahard, Thomas J. Toy and Edward A. White (incorporated by reference to Exhibit 10.1 to Form 8-K, filed with the Commission on February 11, 2009).

(e)(20)	Amendment No. 1 to Shareholder Agreement dated August 13, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas R. Reahard, Thomas J. Toy and Edward A. White (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on August 14, 2009).

(e)(21)	Amendment No. 2 to Shareholder Agreement dated November 16, 2009, by and among White Electronic Designs Corporation, Wynnefield Partners Small Cap Value, L.P. (and its affiliates), Caiman Partners, L.P. (and its affiliates), Kahn Capital Management LLC, Jack A. Henry, Paul D. Quadros, Thomas R. Reahard, Thomas J. Toy and Edward A. White (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on November 17, 2009).

(e)(22)	Severance Agreement dated June 16, 2009 by and between Edward A. White and White Electronic Designs Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Commission on June 17, 2009).

(e)(23)	Change in Control Agreement between Bjarne Heggli and White Electronic Designs Corporation dated January 7, 2009.*

(e)(24)	Change in Control Agreement between Karen Kock and White Electronic Designs Corporation dated January 6, 2009.*

Exhibit Number	Description

(e)(25)	Change in Control Agreement between Leslie Striedel and White Electronic Designs Corporation dated January 6, 2009.*

(e)(26)	Success Bonus Agreement between Melvin L. Keating and White Electronic Designs Corporation dated March 29, 2010.*

(e)(27)	Form of Indemnification Agreement between White Electronic Designs Corporation and its directors and certain of its officers dated March 29, 2010.*

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Annex II	Opinion of Jefferies & Company, Inc., dated March 29, 2010.

*	Filed herewith

Annex I

White Electronic Designs Corporation

3601 East University Drive

Phoenix, Arizona 85034

(602) 437-1520

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

This Information Statement is being mailed on or about April 1, 2010 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, stated value $0.10 (the “Shares” or the “Common Stock”), of White Electronic Designs Corporation, an Indiana corporation (“White Electronic Designs”, the “Corporation”, the “Company”, “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), to the board of directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of March 29, 2010 (the “Merger Agreement”), by and among Parent, Rabbit Acquisition Corp., an Indiana corporation and wholly owned subsidiary of Parent (the “Purchaser”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on March 29, 2010, Purchaser commenced a cash tender offer to purchase all outstanding Shares at a price of $7.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to shareholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on March 31, 2010. The Offer is scheduled to expire at 12:00 midnight, New York City time on April 27, 2010 (unless the Offer is extended), at which time, if all conditions to the Offer set forth in the Merger Agreement have been satisfied or waived, the Purchaser will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the successful completion of the Offer, and upon approval by a shareholder vote, if required, Purchaser will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on April 1, 2010, and which is being mailed to shareholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE BOARD OF DIRECTORS

The Merger Agreement provides that, subject to compliance with applicable law, upon acceptance for payment of any Shares pursuant to the Offer, Purchaser will be entitled to designate that number of directors, rounded up to the next whole number, on the Company’s Board that is equal to the product of (i) the total number of directors on the Company’s Board (giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any other affiliates of Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company will, promptly take all actions reasonably necessary to cause Purchaser’s designees to be elected as directors of the Company, including, at Parent’s election, by increasing the size of the Company’s Board or seeking and accepting the resignations of incumbent directors, or both. At such time, the Company shall also take all necessary action to cause persons designated by Purchaser to constitute the same percentage (rounded up, if necessary) as persons designated by Purchaser constitute to the Company’s Board of (i) each committee of the Company Board, (ii) the board of directors of each of its subsidiaries, and (iii) each committee of each such board. The Company will promptly take all action required to effect any such election or appointment, including all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and will include with the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations.

Parent has informed the Company that it will choose the Purchaser Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Parent Designee, the name, age of the individual as of March 26, 2010, present principal occupation and employment history during the past five years. Each individual set forth in the table below is a citizen of the United States. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is 2381 Morse Avenue, Irvine, California 92614.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name of Parent Designee	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John Hohener	54	John Hohener has been serving as Executive Vice President since 2010; Chief Financial Officer and Secretary since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company based in Irvine, California, from 2004 to 2006. Officer of Microsemi since 2006.
Steve Litchfield	40	Steve Litchfield has been serving as Executive Vice President, Chief Strategy Officer since 2009; Executive Vice President-Analog Mixed Signal Group from 2006 to 2009; Vice President-Corporate Marketing & Business Development from 2003 to 2006; Director of Business Development from 2001 to 2003. Officer of Microsemi since 2003.
John Holtrust	59	John Holtrust has been serving as Senior Vice President of Human Resources since 2005; Vice President of Human Resources from 2000 to 2005. Officer of Microsemi since 2000.
Kenneth Chin	54	Ken Chin has been serving, since October 2008, as the President and General Manager of Microsemi Corp. -- Power Management Group. Prior to that time, and since 2004 Ken, was the President and COO of Babcock, Inc., which he joined as an engineer in 1985.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than April 27, 2010, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the shareholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s shareholders. As of March 26, 2010, there were 23,638,277 Shares issued and outstanding, not including shares held in treasury by the Company and its subsidiaries.

The Company Board of Directors

The Board is comprised of seven members. Certain information regarding the members of the Board as of September 30, 2009, is set forth below, including with respect to each director of the Company, the name and age of the director as of September 30, 2009, present position with the Company or principal occupation, and employment history during the past five years. As indicated above, some of the current directors may resign following the purchase of Shares by Purchaser pursuant to the Offer. Each director is a U.S. citizen and there are no family relationships among any of our directors, officers or key employees.

Name of Director	Age	Position/Principal Occupation During Past Five Years	Director Since
Gerald R. Dinkel	63	Gerald R. Dinkel has been our President and Chief Executive Officer since August 2009. Prior to joining the Corporation, he served as a strategic advisor to multiple firms in the global aerospace and defense market and was a member of the Board of Senior Advisors for Renaissance Strategic Advisors, a Washington, DC-based defense/space/aerospace consulting firm. From 2000 to 2007, he served as chief executive officer of Cubic Corporation’s (“Cubic”) defense-related businesses. Prior to Cubic, Mr. Dinkel had a long career at Westinghouse Electronic Systems, where he played key roles on a variety of programs, most notably the F-16 radar and the Longbow Apache weapon system, and held general management positions for Missile Systems and Logistics Systems and Services. Mr. Dinkel holds a Bachelor of Science in Electrical Engineering from Rose-Hulman Institute of Technology.	2009

Jack A. Henry(1)(2)(3)	66	Jack A. Henry has served on our Board since January 2004 and currently serves as the Chairman of our Audit Committee. He began his career with Arthur Andersen in 1966, and in 2000 retired as the managing partner of the Phoenix office. He then formed Sierra Blanca Ventures LLC, a private investment and advisory firm. He currently serves on the boards of directors of Grand Canyon University, IA Global, Inc. and several private companies. He has previously served on the boards of directors of four other public-reporting companies. Additionally, he serves as President of the Arizona Chapter of the National Association of Corporate Directors. Mr. Henry holds a Bachelor’s degree in Business Administration and a Master’s degree in Business Administration from the University of Michigan.	2004

Name of Director	Age	Position/Principal Occupation During Past Five Years	Director Since
Brian R. Kahn(2)(3)	36	Brian R. Kahn joined our Board in February 2009, began serving as Chairman of the Board in July 2009 and is a member of the Corporate Governance and Nominating and Compensation Committees. He founded and has served as the investment manager of Caiman Partners L.P. (“Caiman”) and the managing member of the general partner of Caiman’s general partner, Caiman Capital GP, L.P., since their inception in August 2003. He founded and has served as the investment manager of Kahn Capital Management, LLC (“KCM”) since 1998. Caiman and KCM focus on public and private market investments in consumer, manufacturing and defense industries. Additionally, he serves as director of a private company. Mr. Kahn graduated cum laude and holds a Bachelor of Arts degree in Economics from Harvard University.	2009

Melvin L. Keating(1)	63	Melvin L. Keating joined our Board in February 2009 and is currently a member of the Audit Committee. He served as the President and Chief Executive Officer of Alliance Semiconductor Corp., a worldwide manufacturer and seller of semiconductors, from December 2005 to September 2008 and a Special Consultant to Alliance from October 2005 to December 2005. From April 2004 to September 2005, he served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc., a healthcare software company. He was employed as a strategy consultant for Warburg Pincus Equity Partners (“Warburg”), from 1997 to 2004, providing acquisition and investment target analysis and transactional advice while also serving on the board of directors and chairing the audit committee of Price Legacy, a public REIT principally owned by Warburg. He is currently a director of LCC International Inc., (“LCC”) and serves on LCC’s audit and compensation committees and as chairperson of its finance committee. Mr. Keating holds a Bachelor of Arts degree in History of Art from Rutgers University, and a Master’s of Science degree in Accounting and Master’s of Business Administration degree in Finance from the Wharton School at the University of Pennsylvania.	2009

Kenneth J. Krieg	48	The Honorable Kenneth J. Krieg joined our Board in November 2009 and is currently a member of the Compensation Committee. He currently heads McLean, VA-based Samford Global Strategies, a consulting practice focused on helping clients lead and manage through periods of strategic change. He also serves on the board of directors of several private companies and is a Distinguished Fellow at the Center for Naval Analyses. Previously, he served as the Undersecretary of Defense for Acquisition, Technology and Logistics (“USD (AT&L)”) from 2005 to 2007, with overall responsibility for the Department of Defense’s (the “DoD”) procurement, research and development, and other major functions. Prior to his appointment as USD (AT&L), he served as Special Assistant to the Secretary of Defense and Director of Program Analysis & Evaluation, leading an organization that advises the Secretary of Defense on defense systems, programs and investment alternatives. Before joining the DoD, he was Vice President and General Manager of the Office and Consumer Papers Division of International Paper Company. Mr. Krieg holds a Bachelor of Arts degree in history from Davidson College and a Master’s degree in Public Policy from the Kennedy School of Government at Harvard University.	2009

Name of Director	Age	Position/Principal Occupation During Past Five Years	Director Since
Paul D. Quadros(1)(2)	63	Paul D. Quadros has served on our Board since January 2004 and currently serves as the Chairman of the Compensation Committee and is a member of the Audit Committee. Since 2001, he has been Managing Partner of Tenex Greenhouse Ventures, an early-stage venture capital fund. He is a co-founder and former Chairman of the board of directors of two Nasdaq-listed companies, Corautus Genetics and Cardiac Science. He was also a co-founder of GenStar Therapeutics, which was listed on the American Stock Exchange. He served as President, Chief Executive Officer and Chief Financial Officer of GenStar from 1995 to 1998 and as Chairman and Chief Financial Officer from 1998 to 2003. He also serves as a director of several private companies. Mr. Quadros holds a Bachelor of Arts degree in Finance from California State University, Fullerton and a Master’s degree in Business Administration from the UCLA Anderson School of Management.	2004

Thomas J. Toy(3)	54	Thomas J. Toy has served on our Board since October 1998, and currently serves as the Chairman of our Corporate Governance and Nominating Committee. He is Managing Director of PacRim Venture Partners, a venture capital firm he co-founded in 1999, and a partner at SmartForest Ventures, also a venture capital firm. Previously, he was a partner at Technology Funding, a venture capital firm he worked for from 1987 to 1999. He also serves as Chairman of the board of directors of UTStarcom, Inc., a Nasdaq-listed manufacturer of wireless communications equipment, a director of Solarfun Power Holdings Co., Ltd., a Nasdaq-listed producer of solar energy cells and modules, as well as a director of several private companies. Mr. Toy holds a Bachelor of Arts degree and a Master’s degree in Management from Northwestern University.	1998

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Governance Committees

Executive Officers

Certain information regarding our executive officers as of September 30, 2009, is set forth below, including with respect to each executive officer of the Company, the name and age of the officer as of September 30, 2009, present position with the Company and employment history during the past five years.

Name of Officer	Age	Position/Principal Occupation During Past Five Years
Gerald R. Dinkel	63	See description of Mr. Dinkel’s position and principal occupation during the past five years under the section above captioned “the Company Board of Directors.”
Dan Tarantine	56	Dan Tarantine has been our Executive Vice President since 2009. Prior to becoming Executive Vice President, Mr. Tarantine served as our Senior Vice President of Sales and as our Senior Vice President of Sales and Marketing. He has been with the Company since 1987.

CORPORATE GOVERNANCE

Board Structure and Committee Composition

The Board of Directors is composed of seven directors and maintains the following three standing committees: (1) the Audit Committee; (2) the Compensation Committee; and (3) the Corporate Governance and Nominating Committee.

The membership and the function of each of the standing committees is described below. The Board may from time to time establish a new committee or dissolve an existing committee depending on the circumstances.

Name of Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Non-Employee Directors
Jack A. Henry	X (chair)	X	X
Brian R. Kahn		X	X
Melvin L. Keating	X
Kenneth J. Krieg
Paul D. Quadros	X	X (chair)
Thomas J. Toy			X (chair)
Employee Directors
Gerald R. Dinkel

The Board of Directors held 13 meetings during fiscal 2009. The Audit Committee held four meetings, the Compensation Committee held thirteen meetings and our Corporate Governance and Nominating Committee held five meetings in fiscal 2009. Each then director attended at least 75% of all Board and applicable Committee meetings. We encourage, but do not require, the Board members to attend the annual meeting of shareholders. All of our then directors attended our 2009 annual meeting of shareholders.

Director Independence

The Board has determined that each of the following directors is independent, according to the applicable rules of the Securities and Exchange Commission (“SEC”) and the listing standards of the Nasdaq Stock Market LLC, which constitutes a majority of the Board of Directors: Jack A. Henry; Brian R. Kahn; Melvin L. Keating; Kenneth J. Krieg; Paul D. Quadros; and Thomas J. Toy. In making its independence determinations, the Board specifically considered the following types of transactions that were not required to be disclosed under Item 404(a) of Regulation S-K: (i) engagements with two large law firms that each had a law partner who is related to a current director (although each related law partner did not perform any services for the Corporation and did not receive any compensation from the Corporation) and (ii) significant ownership of the Common Stock by the Chairman of the Board and other investments by current directors.

Audit Committee

During fiscal 2009, the Audit Committee consisted of Jack A. Henry (Chairman), Paul D. Quadros, Thomas J. Toy and Melvin L. Keating. Melvin L. Keating joined the Audit Committee in February 2009 and replaced Thomas J. Toy, who served until that time. The Audit Committee met four times during fiscal 2009. The Board has determined that each member of the Audit Committee is independent as defined under applicable the Nasdaq Stock Market LLC listing standards and SEC rules and regulations, and each member also possesses the financial literacy requirements as set forth under Nasdaq Stock Market LLC listing standards. In addition, Jack A. Henry and Paul D. Quadros serve as the Audit Committee financial experts, as defined by SEC regulations, and possess the other financial sophistication requirements expected of such financial experts under Nasdaq Stock Market LLC listing standards.

The Audit Committee is responsible for reviewing the accounting principles, policies and practices followed by the Corporation in accounting for and reporting its financial results of operations, and for selecting and meeting with the Corporation’s independent registered public accounting firm. In particular, the Audit Committee serves to assist the Board in its oversight of (i) the integrity of the Corporation’s financial statements, accounting and financial reporting, (ii) the Corporation’s compliance with legal and regulatory requirements, (iii) the qualifications and independence of the Corporation’s independent auditor, (iv) the performance of the Corporation’s internal reporting and audit functions and (v) the Corporation’s disclosure controls and procedures and system of internal controls regarding finance, accounting, legal compliance and ethics. The Audit Committee operates under a written Audit Committee Charter adopted by the Board. A copy of the Charter is available on our website at www.whiteedc.com.

Compensation Committee

During fiscal 2009, the Compensation Committee consisted of Paul D. Quadros (Chairman), Brian R. Kahn, Thomas M. Reahard and Jack A. Henry. Mr. Kahn joined in February 2009. Mr. Reahard resigned from the Board and the Compensation Committee in August 2009. On January 6, 2010 Mr. Henry was replaced on the Compensation Committee by Kenneth J. Krieg. The Compensation Committee met 13 times during fiscal 2009. The higher activity level was primarily due to the negotiation surrounding the hiring of the CEO. The Compensation Committee is responsible for reviewing the compensation arrangements in effect for the Corporation’s executive officers and for administering all of the Corporation’s stock plans. The Compensation Committee also reviews the performance of the Corporation’s executive management in achieving corporate goals and objectives and seeks to ensure that executive management members are compensated appropriately in a manner consistent with the Corporation’s business strategies, competitive practices and the requirements of applicable regulatory authorities. The Compensation Committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of the compensation of the Named Executive Officers. Such consultants have been engaged in prior years; however, no consultant was utilized during fiscal 2009. The Board has determined that each member of the Compensation Committee is independent as defined under applicable Nasdaq Stock Market LLC listing standards and SEC rules and regulations. The Compensation Committee operates under a written Charter which is available on our website at www.whiteedc.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee were officers or employees of the Corporation at any time during or prior to the 2009 fiscal year nor did any member of our Compensation Committee have a relationship requiring disclosure by the Corporation under Item 404 of Regulation S-K. During fiscal 2009, no current executive officer of the Corporation served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our Board or Compensation Committee.

Corporate Governance and Nominating Committee

During fiscal 2009, the Corporate Governance and Nominating Committee consisted of Thomas J. Toy (Chairman), Brian R. Kahn, Thomas M. Reahard, Jack A. Henry and Edward A. White. Mr. Kahn joined in February 2009 and Mr. Henry replaced Mr. White in July 2009. Mr. White resigned from the Board in June 2009 and Mr. Reahard resigned from the Board in August 2009. The Corporate Governance and Nominating Committee met five times during fiscal year 2009. The Board has determined that each of the members of the Corporate Governance and Nominating Committee is independent as defined under applicable Nasdaq Stock Market LLC listing standards and SEC rules and regulations. The Corporate Governance and Nominating Committee is responsible for (i) identifying qualified individuals to become members of the Board and recommending Board nominees and nominees for each of the Board’s committees, (ii) recommending to the Board corporate governance principles and practices, and (iii) leading the Board in an annual review of its performance and the performance of the Board’s committees. The Corporate Governance and Nominating Committee operates under a written Charter which is available on our website at www.whiteedc.com.

Consideration of Director Nominees

Shareholder Recommendations

The Corporate Governance and Nominating Committee will consider director nominee recommendations by shareholders, provided the names of such nominees, accompanied by relevant biographical information, are properly submitted in writing to the Secretary of the Corporation at the address listed below and otherwise comply with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended. A shareholder proposal submitted other than pursuant to Rule 14a-8 will be timely if submitted to the Corporation prior to December 12, 2010. If a proposal is not submitted timely, the proxy holders named in the Corporation’s proxy statement for the 2011 annual meeting of shareholders will use discretionary authority to vote as the Board recommends with respect to any such proposal subsequently raised at that meeting. The Secretary will forward all director nominee recommendations to the Corporate Governance and Nominating Committee for its review.

White Electronic Designs Corporation

3601 East University Drive

Phoenix, AZ 85034

Attn: Secretary

Director Qualifications and Identifying and Evaluating Nominees for Directors

To be considered by the Corporate Governance and Nominating Committee, each nominee, whether submitted by a shareholder or the Corporate Governance and Nominating Committee, must have a strong professional or other background with a reputation for integrity and responsibility. Each nominee must have experience relevant to the Company’s business in such areas (among others) as manufacturing, microelectronics technology, military, research and development, finance or product marketing. The nominee must be able to commit sufficient time to prepare appropriately for, attend and participate in all Board and applicable Board committee meetings, as well as the annual meeting of shareholders, and must not have any conflicts of interest with the Company. The Corporate Governance and Nominating Committee will also require a certain number of director nominees to be independent as defined under the NASDAQ listing standards, and that at least one member of the Audit Committee be a financial expert. The Corporate Governance and Nominating Committee will seek recommendations from outside legal, accounting and other advisors in order to locate qualified nominees. All nominees, whether submitted by a shareholder or the Corporate Governance and Nominating Committee, will be evaluated in the same manner by the Corporate Governance and Nominating Committee, based upon their qualifications, experience, interpersonal and other relevant skills.

Executive Sessions

Executive sessions of independent directors are held regularly and chaired by Brian Kahn. Any non-employee director can request that additional executive sessions be scheduled.

Compensation of Directors

Non-Employee Directors

During fiscal 2009, each of the directors of the Corporation who were not also officers of the Corporation were paid (i) $8,000 per quarter, (ii) meeting fees ranging from $500 to $1,250 per meeting depending on length and (iii) reimbursements for related travel expenses. Additional retainers were paid to directors acting as Chairman, Vice Chairman, Lead Director, committee chairs and committee members.

As Vice Chairman of the Board and a member of the Compensation and Corporate Governance and Nominating Committees, Mr. White received an additional $7,000 per quarter. Effective March 2009 and until his resignation from the Board in June 2009, as Chairman of the Board and a member of the Compensation and Corporate Governance and Nominating Committees, Mr. White received an additional $45,000 per quarter.

Effective March 2009, as a member of the Compensation and Corporate Governance and Nominating Committees, Mr. Kahn received an additional $500 per quarter. Effective July 2009, Mr. Kahn was elected Chairman of the Board and, while still serving as a member of the Compensation and Corporate Governance and Nominating Committees, began receiving an additional $12,000 per quarter.

As Lead Director and a member of the Compensation and Corporate Governance and Nominating Committees, Mr. Reahard received an additional $3,000 per quarter. Effective July 2009 and until his resignation from the Board in August 2009, Mr. Reahard received an additional $500 per quarter as a member of the Corporate Governance and Nominating Committee.

As Audit Committee Chairman, Mr. Henry received an additional $3,750 per quarter. Effective July 2009 upon joining the Compensation Committee, Mr. Henry received an additional $4,250 per quarter as Audit Committee Chairman and a member of the Compensation Committee.

As Compensation Committee Chairman and a member of the Audit Committee, Mr. Quadros received an additional $3,000 per quarter.

As Corporate Governance and Nominating Committee Chairman and a member of the Audit Committee, Mr. Toy received an additional $1,000 per quarter. Effective July 2009, Mr. Toy received an additional $1,500 per quarter as Corporate Governance and Nominating Committee Chairman. Prior to July 2009, the Corporate Governance and Nominating Committee Chairman received no additional compensation.

As a member of the Audit Committee, Mr. Keating received an additional $1,000 per quarter. In addition, in connection with the Merger, Mr. Keating will be entitled to receive a cash payment of $250,000 pursuant to the Keating Arrangement as more fully described under the heading “Compensation Arrangements” in Item 3 of the Schedule 14D-9 to which this Information Statement is attached as Annex I.

COMPENSATION OF DIRECTORS

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation	Total ($)
Jack A. Henry	78,250	38,614	—	—	—	—	116,864
Brian R. Kahn	48,500	17,238	—	—	—	—	65,738
Melvin L. Keating	40,250	17,238	—	—	—	—	57,488
Paul D. Quadros	98,250	38,614	—	—	—	—	136,864
Thomas M. Reahard	68,000	18,911	—	—	—	—	86,911
Thomas J. Toy	81,250	38,614	—	—	—	—	119,864
Edward A. White(4)	325,650	81,235	—	—	—	—	406,885

(1)	Gerald R. Dinkel is a Named Executive Officer and his compensation is set forth below in the Summary Compensation Table. Mr. Dinkel did not receive any additional compensation in connection with his service as a director.
(2)	This column includes quarterly retainer, board and committee meeting fees paid during fiscal 2009.
(3)	This column reflects the compensation cost recognized for financial statement reporting purposes for the fiscal year ended September 30, 2009 of restricted stock awards issued pursuant to the 2006 Director Restricted Stock Plan, including amounts from stock awards granted prior to fiscal 2009. For stock awards, fair value is calculated using the closing price on the grant date as if these awards were vested on the grant date. This fair value is then expensed over the vesting period. The amounts shown disregard estimated forfeitures related to service-based vesting conditions. Mr. Reahard forfeited 15,000 restricted stock units (“RSUs”) during the fiscal year. Messrs. Kahn and Keating each received a grant of 15,000 RSUs on February 9, 2009 upon election to the Board, the grant date fair value of which was $60,150 for each grant. The grant date fair value of the 7,500 shares granted on May 7, 2009 to each non-employee director re-elected on that date was $33,000 for each grant. For information regarding the number of stock awards held by each non-employee director as of September 30, 2009, see the column “Restricted Stock Outstanding” in the table below. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may be recognized by the non-employee directors.
(4)	Fees earned or paid in cash to Mr. White included $175,400 representing a repurchase of options, certain remaining Board retainer fees and other transition expenses in connection with his severance agreement. Compensation expense associated with stock awards granted to Mr. White includes approximately $51,000 resulting from the accelerated vesting of 15,000 RSUs pursuant to his severance agreement.

Each of the below non-employee directors owned the following number of stock options and restricted shares as of September 30, 2009.

	Stock Options Outstanding	Restricted Stock Units Outstanding
Jack A. Henry	45,000	15,000
Brian R. Kahn	—	22,500
Melvin L. Keating	—	22,500
Paul D. Quadros	45,000	15,000
Thomas M. Reahard	95,000	—
Thomas J. Toy	78,200	15,000

Under the White Electronic Designs Corporation 2006 Director Restricted Stock Plan, each of the non-employee directors receives a grant of 15,000 shares upon being elected to the Board and an annual grant of

7,500 shares at the annual meeting of shareholders that vest ratably over a three-year period. The Company values these shares using the intrinsic method. The 30,000 shares granted on February 9, 2009 were valued at $4.01 per share and the 52,500 shares granted on May 7, 2009 were valued at $4.40 per share, the closing prices of our stock on the respective grant dates. The 37,500 shares granted on March 6, 2008 were valued at $4.00 per share and the 37,500 shares granted on March 7, 2007 were valued at $6.76 per share, the closing prices of our stock on those respective grant dates.

Equity Compensation Plan Information

The following table provides information as of September 30, 2009, with respect to the shares of the Company’s common stock subject to outstanding stock options and restricted stock awards and the total additional shares available for issuance under the Company’s existing equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Restricted Stock (a)	Weighted Average Exercise Price of Outstanding Options and Restricted Stock (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (C)
Equity compensation plans approved by security holders(1)	1,461,501	$4.62	385,374
Equity compensation plans not approved by security holders(2)	450,711	$4.50	333,788

Total	1,912,212	$4.59	719,162

(1)	Equity compensation plans approved by security holders include the 1994 Flexible Stock Plan, as amended, the 2001 Director Stock Plan, the Amendment to the Company’s Stock Plan for Non-Employee Directors and the 2006 Director Restricted Stock Plan.
(2)	Equity Compensation Plans not approved by security holders include the following plans:

Shokrgozar Plan—During fiscal 2000, the Board approved an independent grant to Mr. Shokrgozar, our former Chief Executive Officer and Chairman of the Board, for a nonqualified stock option to purchase up to 125,000 shares of common stock at an exercise price of $2.75 per share, vesting over four years. At September 30, 2009, 125,000 shares from this independent option right were still under option.

2000 Broad Based Non-Qualified Stock Plan—During fiscal 2001, the Board approved the 2000 Broad Based Non-Qualified Stock Plan, which provides for the issuance of options to purchase shares of Common Stock at an exercise price equal to the fair market value at the date of grant. As of September 30, 2009, 333,788 shares were available for grant and 314,202 granted options were unexercised.

IDS Plan—The Company assumed the IDS Stock Option Plan and 169,000 warrants with the acquisition of IDS in January 2003. As of September 30, 2009, 11,509 granted options were unexercised and there were no shares available for grant. In addition, all warrants have been exercised.

Employee Benefit Plans

Defined Benefit Plan

The Company has a non-contributory pension plan for eligible union employees at its Fort Wayne, Indiana facility pursuant to a collective bargaining agreement. Benefits are based primarily on a benefits multiplier and years of service. The Company funds an amount equal to the minimum funding required plus additional amounts which may be approved by the Company from time to time. Contributions to the plan in fiscal years 2009 and 2008 were $0.5 million and $0.1 million, respectively. No contributions were made to the plan in fiscal year 2007.

The expected long-term rate of return on plan assets is updated annually taking into consideration the related asset allocation, historical returns on the types of assets held in the plan, and the current economic environment. Based on these factors, the Company expects its plan assets to earn a long-term rate of return of 7.00%. Actual year-by-year returns can deviate substantially from the long-term expected return assumption. However, over time it is expected that the amount of overperformance will equal the amount of underperformance. Changes in the mix of plan assets could impact the amount of recorded pension income or expense, the funded status of the plan and the need for future cash contributions. The discount rate used to calculate the expected present value of future benefit obligations as of September 30, 2009 was 5.67%. The Company periodically reviews the plan asset mix, benchmark discount rate, expected rate of return and other actuarial assumptions and adjusts them as deemed necessary.

The Company recognizes the funded status of its defined benefit postretirement plan as an asset or liability in its statement of financial position and recognizes changes in that funded status in comprehensive income in the year in which the changes occur. The funded status of a defined benefit pension plan is measured as the difference between plan assets at fair value and the plan’s projected benefit obligation.

Based on the projected benefit obligations of the Company’s defined benefit pension plan at September 30, 2009, the aggregate funded status of the Company’s defined benefit pension plan was $0.4 million underfunded.

The following table shows a reconciliation of changes in the plan’s benefit obligation and plan assets for the fiscal years ended September 30, 2009 and September 27, 2008, and a reconciliation of the funded status with amounts recognized in the Consolidated Balance Sheets as of September 30, 2009 and September 27, 2008 (in thousands).

	September 30, 2009	September 27, 2008
Change in Benefit Obligation
Benefit obligation at beginning of year	$3,207	$3,298
Service cost	54	51
Interest cost	236	206
Amendments	—	114
Actuarial gain (loss)	648	(259)
Benefits paid	(238)	(203)

Benefit obligation at end of year	$3,907	$3,207

Change in Plan Assets
Fair value of plan assets at beginning of year	$2,567	$3,027
Actual return on plan assets	595	(362)
Employer contributions prior to measurement date	549	105
Benefits paid	(238)	(203)

Fair value of plan assets at end of year	$3,473	$2,567

Funded Status	$(434)	$(640)

Amounts Recognized in the Consolidated Balance Sheets
Noncurrent liabilities	$(434)	$(640)

Amounts Recognized in Accumulated Other Comprehensive Income (Loss)
Net loss	$355	$126
Prior service cost	225	274

Total (before tax)	$580	$400

The accumulated benefit obligation for the defined benefit pension plan was $3.9 million at September 30, 2009 and $3.2 million at September 27, 2008.

The components of net periodic benefit cost and other amounts recognized in other accumulated comprehensive loss are as follows (in thousands):

	Fiscal Year Ended
	2009	2008	2007
Net periodic benefit cost
Service cost	$64	$61	$81
Interest cost	236	206	189
Expected return on plan assets	(186)	(209)	(194)
Amortization of prior service cost	49	49	36

Net periodic benefit cost	$163	$107	$112

Additional Information
Increase (decrease) in minimum liability included in accumulated other comprehensive loss	$—	$126	$(58)

During the 2008/2009 plan year, the plan’s total unrecognized net loss increased by $0.2 million. The variance between the actual and expected return on plan assets during the 2008/2009 plan year decreased the total unrecognized net loss by $0.4 million. Because the total unrecognized net gain or loss is less than the greater of 10% of the projected benefit obligation or 10% of the plan assets, no amortization is necessary. As of November 22, 2008 the average expected future working lifetime of active plan participants was 8 years. Actual results for plan year 2009/2010 will depend on the 2009/2010 actuarial valuation of the plan.

The Company’s weighted-average assumptions used to determine net periodic benefit cost for the fiscal years ended September 30, 2009, September 27, 2008 and September 29, 2007 are as follows:

	Fiscal Year Ended
	2009	2008	2007
Discount Rate	7.31%	6.11%	5.89%
Expected return on plan assets	7.00%	7.00%	7.00%

The change in unrecognized net gain/loss is one measure of the degree to which important assumptions have coincided with actual experience. During the 2008/2009 plan year, the unrecognized net loss increased by 7.1% of the November 22, 2008 projected benefit obligation. The Company changes important assumptions whenever changing conditions warrant. The discount rate is typically changed at least annually and the expected long-term rate of return on plan assets will typically be revised every three to five years. Other material assumptions include the rates of employee termination and rates of participant mortality.

The discount rate was determined by projecting the plan’s expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that resulted in the same projected benefit obligation. A 1% increase/decrease in the discount rate would have decreased/increased the net periodic benefit cost for 2008/2009 by $11,000 and decreased/increased the year-end projected benefit obligation by $345,000.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocations described below. Each 1% increase/decrease in the expected rate of return assumption would have decreased/increased the net periodic benefit cost for 2008/2009 by $27,000.

The expected long-term rate of return on pension assets is selected by taking into account the expected duration of the Projected Benefit Obligation (“PBO”) for the plan, and the asset mix of the plan. The rate of return is the rate to be earned over the period until the benefits represented by the current PBO are paid. The expected return on plan assets is based on the Company’s expectation of historical long-term average rates of return on the different asset classes held in the pension fund. This is reflective of the current and projected asset mix of the funds and considers the historical returns earned on our asset allocation and the duration of the plan liabilities. Thus, the Company has taken a historical approach to the development of the expected return on asset assumption. The Company believes that fundamental changes in the markets cannot be predicted over the long-term. Rather, historical returns, realized across numerous economic cycles, should be representative of the market return expectations applicable to the funding of a long-term benefit obligation.

The Company’s pension plan asset allocations at September 30, 2009 and September 27, 2008 are as follows (in thousands):

	2009	2008
Cash and cash equivalents	$—	$103
Fixed income mutual funds	1,530	1,092
Equity mutual funds	1,943	1,365
Other	—	7

Total	$3,473	$2,567

In determining the asset allocation, our investment manager recognizes the Company’s desire for funding and expense stability, the long-term nature of the pension obligation and current and projected cash needs for retiree benefit payments. Based on the Company’s criteria, it determined the Company’s present target asset allocation to be approximately 50%-70% in equity securities and 30%-50% in debt securities. The pension fund is actively managed within the target asset allocation ranges.

The plan’s investment policy includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The plan’s assets are currently invested in a variety of funds representing most standard equity and debt security classes. While no significant changes in the asset allocation are expected during the upcoming year, the Company may make changes at any time.

As of September 30, 2009 and September 27, 2008, the Company’s pension plan assets did not hold any direct investment in the Company’s common stock.

The following estimated future benefit payments, including future benefit accrual, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Period	Pension Benefits
2010	$240
2011	$245
2012	$267
2013	$263
2014	$289
2015-2019	$1,577

The Company expects to contribute approximately $0.3 million to the plan during fiscal 2010. Funding requirements for subsequent years are uncertain and will significantly depend on whether the plan’s actuary changes any assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plan, and any legislative or regulatory changes affecting plan funding requirements. While the current market conditions could have an adverse effect on our plan investments, any additional required contribution is not expected to have a material effect on our consolidated financial statements and we expect to fund such contributions from our cash balances and operating cash flows. For tax planning, financial planning, cash flow management or cost reduction purposes, the Company may increase, accelerate, decrease or delay contributions to the plan to the extent permitted by law.

401(k) Plan

The Company has an Incentive Savings 401(k) Plan covering its non-union employees who have completed six months of service. During fiscal 2009, the Company matched employee contributions equal to 50% of the first 6% of the participants’ wage base. During fiscal 2009, 2008 and 2007, the Company made contributions to the plan of approximately $309,000, $464,000 and $474,000, respectively.

Stock Option Plans

Executives and other key employees have been granted options to purchase common shares under stock option plans adopted during the period 1987 through 2001. The option exercise price equals the fair market value of the Company’s common stock on the date of the grant. Options generally vest ratably over a four-year period and have a maximum term of ten years.

The Company elected to adopt the alternative transition method for calculating the tax effects of stock-based compensation. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in-capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon adoption.

A summary of the Company’s stock option activity and related information is as follows (in thousands, except for weighted average amounts):

	2009		2008		2007
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Beginning balance outstanding	2,051	$4.84	2,198	$4.86	2,235	$4.80
Granted	200	$4.05	210	$6.51	32	$5.64
Exercised	(339)	$1.63	(82)	$3.57	(43)	$2.17
Canceled	(80)	$6.40	—	$—	—	$—
Expired	(102)	$6.97	(209)	$7.13	(9)	$5.93
Forfeited	(38)	$4.91	(66)	$4.94	(17)	$5.07

Ending balance outstanding	1,692	$5.19	2,051	$4.84	2,198	$4.86

Options exercisable at year end	1,471	$5.35	1,952	$4.85	2,028	$4.85

Shares available for future grant	682		723		868
Weighted average fair value of all options granted during the year		$1.44		$1.06		$2.96

The following table summarizes significant ranges of outstanding and exercisable options as of September 30, 2009 (in thousands, except years and per share amounts):

	Options Outstanding				Options Exercisable
	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$1.6001 - $3.2000	280	0.12	$2.75		280		$2.75
$3.2001 - $4.8000	665	4.71	$4.02		444		$3.96
$4.8001 - $6.4000	157	3.68	$5.85		157		$5.85
$6.4001 - $8.0000	483	3.49	$6.97		483		$6.97
$8.0001 - $9.6000	40	2.54	$8.66		40		$8.66
$9.6001 - $11.2000	65	0.85	$10.59		65		$10.59
$11.2001 - $12.8000	2	3.91	$12.19		2		$12.19

Total	1,692	3.30	$5.19	$932	1,471	2.36	$5.35	$820

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company’s closing stock price of $4.62 on September 30, 2009, the last day of trading in the fiscal year, which would have been received by the option holders had all option holders exercised their in-the-money options as of that date. The total number of in-the-money options exercisable as of September 30, 2009 was 656,019.

Restricted Stock

Effective March 24, 2006, the White Electronic Designs Corporation 2006 Director Restricted Stock Plan (the “2006 Plan”) was approved by the shareholders. Under the 2006 Plan, new directors are granted an initial grant of 15,000 shares. Under the 2006 Plan, non-employee directors receive an annual grant of 7,500 shares in connection with the Annual Meeting of Shareholders. All grants vest ratably over a three-year period. The Company values these shares at fair value. On February 9, 2009, the Company granted 15,000 shares each to our new directors Brian Kahn and Melvin Keating at $4.01 per share. In connection with the grants issued at the Annual Meeting of Shareholders, the 52,500 shares granted on May 7, 2009 were valued at $4.40 per share and the 37,500 shares granted each on March 6, 2008 and March 7, 2007 were valued at $4.00 and $6.76 per share, respectively, the closing prices of the stock on the respective dates of grant.

In addition, on December 12, 2007, the Company’s compensation committee (the “Compensation Committee”) determined and approved an equity incentive program for certain executive officers, namely: Hamid Shokrgozar, former President, Chairman and Chief Executive Officer; Dan Tarantine, Executive Vice President, Sales and Marketing; and Roger Derse, Vice President, Chief Financial Officer, Secretary and Treasurer (the “Executive Officers”), consisting of two types of equity compensation, restricted stock units (“RSUs”) and performance shares (discussed separately under “Performance Shares” below) (the “Equity Incentive Program”).

As part of the Equity Incentive Program, the Board of Directors granted and approved 50,000 RSUs for Mr. Shokrgozar and 25,000 RSUs for Mr. Derse. The RSUs vest over a two-year period, with 50% of each RSU award vesting on the first-year anniversary of the date of grant and the remaining 50% of each RSU award vesting upon the second-year anniversary of the date of grant. The Company values these shares at fair value. The 75,000 shares granted on December 12, 2007 were valued at $4.64, the closing price of the stock on the date of grant. Pursuant to the severance agreement between the Company and Mr. Shokrgozar (discussed separately below under “Severance Agreement”), 100% of Mr. Shokrgozar’s RSUs were vested as of September 27, 2008.

In fiscal 2009, the Compensation Committee granted and approved 50,000 RSUs for each of Messrs. Derse and Tarantine. The RSUs will vest over a two-year period, with 50% of each RSU award vesting on the first-year anniversary of the date of grant and the remaining 50% of each RSU award vesting upon the end of the second-year anniversary of the date of grant. Upon a “Change In Control” of the Company (as such term is defined in each of their respective employment agreements), each RSU award will automatically and fully vest. In addition, given the similar positions of responsibility, on December 12, 2008, Mr. Tarantine was granted an additional 25,000 RSUs to match Mr. Derse’s earlier award, of which 50% immediately vested. The remaining 50% will vest on the first-year anniversary of the date of grant. The Company values these shares at fair value. The 100,000 shares granted on December 10, 2008 were valued at $3.27 per share and the 25,000 shares granted on December 12, 2008 were valued at $3.39 per share, the closing prices of the stock on the respective dates of grant.

On June 16, 2009, the Company accepted the resignation of its founder and former Chairman of the Board, Edward A. White. As part of his severance and release agreement, Mr. White’s 15,000 unvested RSUs previously granted immediately accelerated and became fully vested. These 15,000 shares were valued at $4.74 per share, the closing price of the stock on June 16, 2009, resulting in an incremental expense of approximately $51,000.

Performance Shares

As mentioned above, on December 12, 2007, the Compensation Committee granted and approved certain performance share awards. The performance share awards vest over a two-year period, subject to certain performance criteria of the Company. If the Company achieved an annual EBITDA amount that was 20% greater than the fiscal year 2008 base case set by the Compensation Committee, based on a fiscal year 2008 forecast approved by the Board of Directors (the “Performance Share Target”), then each Executive Officer would vest in an award as follows: (i) Mr. Shokrgozar—100,000 performance shares, (ii) Mr. Derse—25,000 performance shares, and (iii) Mr. Tarantine—10,000 performance shares. If the Company achieved 90% of the Performance Share Target, then 50% of such performance share awards applicable to each Executive Officer would vest.

Under this Equity Incentive Program, in the event that no performance shares vested in fiscal 2008, the Executive Officers have the same opportunity to achieve the performance criteria in fiscal 2009; provided, however, if the Company achieved 90% of the Performance Share Target in fiscal 2008 and 50% of such performance share awards were vested, then the Company must achieve 100% of the Performance Share Target in fiscal 2009 to vest in the remaining 50% of each performance share award to each Executive Officer. Upon a “Change in Control” of the Company (as such term is defined in the 1994 Plan), each performance share award will automatically and fully vest regardless of the achievement of the Performance Share Target. The Company valued these shares at fair value. The 135,000 shares granted on December 12, 2007 were valued at $4.64 per share, the closing price of the stock on the date of grant.

The Company did not achieve 90% of the Performance Share Target in fiscal 2008. Pursuant to the severance agreement between the Company and Mr. Shokrgozar (discussed separately below under “Severance Agreement”) 50% of Mr. Shokrgozar’s performance shares were vested as of September 27, 2008. Additionally, in January 2009, the 35,000 performance shares granted to Mr. Derse and Mr. Tarantine on December 12, 2007 were cancelled due to significant changes in the business and senior management. A new performance share grant was approved on January 21, 2009 for fiscal year 2009 by the Compensation Committee. If the Company achieved the approved annual EBITDA amount in fiscal 2009, then Messrs. Derse and Tarantine would each receive 18,750 performance shares. If the Company achieved 90% of the approved annual EBITDA, then 12,500 shares would be awarded to each of Messrs. Derse and Tarantine. If the Company achieved 110% of the approved annual EBITDA, then 25,000 shares would be awarded to each. Upon a “Change in Control” of the Company (as such term is defined in each of their respective employment agreements) each performance share award would be automatically granted and fully vested regardless of the achievement of the EBITDA target. The 37,500 shares granted on January 21, 2009 were valued at $3.80 per share, the closing price of the stock on the date of grant. The Company did not achieve any of the performance targets set for fiscal years 2008 or 2009. All performance share awards were forfeited and none remained outstanding as of September 30, 2009.

Severance Agreement

On August 28, 2008, the Company accepted the resignation of Mr. Shokrgozar, from his positions as the Company’s Chairman of the Board, President and Chief Executive Officer and as a member of the Company’s Board of Directors. The Company also entered into a Severance Agreement and Release of Claims with Mr. Shokrgozar on August 28, 2008 (the “Severance Agreement”) that governed the terms of his departure and that provided, in exchange for a general release by Mr. Shokrgozar, for the following:

•	The Company paid Mr. Shokrgozar a lump-sum $1,600,000 severance payment, plus any accrued and unused vacation pay less required withholdings;

•

The Company shall pay for eighteen (18) months of the Company’s portion of Mr. Shokrgozar’s COBRA premium. Following such period, until December 13, 2010, the Company shall pay Mr. Shokrgozar an amount equal to the Company’s portion of Mr. Shokrgozar’s COBRA premium in order for Mr. Shokrgozar to secure health insurance of his choice; provided that such payments shall cease if, during the COBRA period or thereafter, Mr. Shokrgozar is then covered by reasonably equivalent or superior health insurance provided by any subsequent employer. In addition, the Company shall continue to provide Mr. Shokrgozar with up to $4,000 per year for unreimbursed medical expenses and with the auto allowance and the disability and life benefits he was receiving from the Company as of the termination date until December 13, 2010;

•

The Company reimbursed Mr. Shokrgozar for reasonable attorneys’ fees incurred in connection with the Severance Agreement, in the maximum amount of $50,000 and the Company will provide outplacement services for Mr. Shokrgozar for a period not to exceed 18 months in the maximum amount of $50,000;

•	The Company and Mr. Shokrgozar agreed to the following concerning outstanding grants of stock options, RSUs and performance shares:

•

The following vested stock options: (i) 125,000 shares granted on November 10, 1999; (ii) 125,000 shares granted on November 10, 1999; (iii) 150,000 shares granted on May 16, 2001 and (iv) 150,000 shares granted on December 15, 2004 will terminate, if not exercised, on their respective expiration dates (i.e., November 10, 2009, November 10, 2009, May 16, 2011, and December 15, 2014, respectively);

•	The vested stock options to acquire 150,000 shares granted on December 3, 1998 terminated, as they were not exercised on the 90th day following the termination date;

•	The vested stock options to acquire 150,000 shares granted on November 30, 2000 terminated on August 28, 2008;

•

The Company granted to Mr. Shokrgozar an option to acquire 150,000 shares of the Company’s Common Stock at an exercise price of $7.25 per share, an expiration date of November 30, 2010, and with such other terms as are contained in the Company’s standard form of option agreement;

•	The 50,000 shares of restricted stock granted to Mr. Shokrgozar pursuant to that certain Restricted Stock Units Award Agreement dated December 12, 2007 vested on September 5, 2008;

•	One-half (50,000 shares) of the performance shares granted to Mr. Shokrgozar pursuant to that certain Performance Share Award Agreement dated December 12, 2007 vested on September 5, 2008;

•

One-half (50,000 shares) of the performance shares granted to Mr. Shokrgozar pursuant to that certain Performance Share Award Agreement dated December 12, 2007 were forfeited as the Company’s EBITDA for the fiscal year ended in 2009 did not equal or exceed $9,960,000; and

•	Any other unvested right to receive Company stock terminated on August 28, 2008.

PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP BY MANAGEMENT

The following table sets forth the beneficial ownership of the Corporation’s Common Stock for (i) each of the Corporation’s current directors; (ii) each of the Corporation’s Named Executive Officers; (iii) each beneficial owner of more than five percent of the Common Stock; and (iv) all current directors and executive officers of the Corporation as a group. All such information reflects beneficial ownership as of March 26, 2010, as known by the Corporation. On such date, the number of shares of Common Stock outstanding was approximately 23,638,277, not including shares of Common Stock held in treasury by the Corporation and its subsidiaries.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class(3)
Gerald R. Dinkel	37,502	(4)	*
Jack A. Henry	86,000	(5)	*
Brian R. Kahn**	5,507,535	(6)	23.3%
Melvin L. Keating	40,000	(7)	*
Kenneth J. Krieg	22,500		*
Paul D. Quadros	82,500	(8)	*
Dan Tarantine	163,000	(9)	*
Thomas J. Toy	118,175	(10)	*
All executive officers and directors as a group (8 persons)	6,057,212		25.6%
Signia Capital Management LLC	1,541,536	(11)	6.5%
Wynnefield Partners Small Cap Value LP (and affiliates)	1,051,109	(12)	4.4%

*	Represents less than 1% of the class
**	Subject to Rule 10b5-1 Plan.
(1)	Unless otherwise noted, the address of each listed shareholder is 3601 East University Drive, Phoenix, Arizona 85034.
(2)	Unless otherwise noted, the Corporation believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock that are beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days after March 26, 2010 upon the exercise of options or other such rights.
(3)	Each owner’s percentage ownership is determined by assuming that options held by such person (but not those held by any other person), which are exercisable within 60 days after March 26, 2010 have been exercised.
(4)	Shares beneficially owned by Mr. Dinkel include the following options that are currently exercisable or that will become exercisable within 60 days after March 26, 2010: options to purchase 37,502 shares of Common Stock granted under the Corporation’s 1994 Employee Stock Option Plan.
(5)	Shares beneficially owned by Mr. Henry include the following options that are currently exercisable or that will become exercisable within 60 days after March 26, 2010: options to purchase 45,000 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 22,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan.
(6)	Of the 5,507,535 shares beneficially owned by Mr. Kahn, 4,673,835 shares are owned directly by Desert Equity LP (indirectly by Desert Management LLC) and 803,700 shares are held in the name of Caiman Partners L.P., all of which Mr. Kahn has sole voting power over. Shares beneficially owned by Mr. Kahn also include 30,000 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan.
(7)	Shares beneficially owned by Mr. Keating include 30,000 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan.
(8)	Shares beneficially owned by Mr. Quadros include the following options that are currently exercisable or that will become exercisable within 60 days after March 26, 2010: options to purchase 45,000 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 22,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan.

(9)	Shares beneficially owned by Mr. Tarantine include the following options that are currently exercisable or that will become exercisable within 60 days after March 26, 2010: options to purchase 105,000 shares of Common Stock granted under the Corporation’s 1994 Employee Stock Option Plan.
(10)	Shares beneficially owned by Mr. Toy include the following options that are currently exercisable or that will become exercisable within 60 days after March 26, 2010: options to purchase 75,675 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 22,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan.
(11)	Shares beneficially owned by Signia Capital Management LLC were determined based solely on our review of a Schedule 13G/A filed February 4, 2010 with the SEC. Signia Capital Management LLC is located at 108 N Washington St, Suite 305, Spokane, WA 99201.
(12)	Shares beneficially owned by Wynnefield Partners Small Cap Value LP (and affiliates) were determined based solely on our review of a Schedule 13G/A filed February 12, 2010 with the SEC. Wynnefield Partners Small Cap Value LP is located at 450 Seventh Avenue, Suite 509, New York, NY 10123.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Corporation’s directors, officers and persons who own more than ten percent of a registered class of the Corporation’s equity securities to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of any equity securities of the Corporation.

To the Corporation’s knowledge, based solely on review of the copies of such reports furnished to the Corporation, all officers, directors and beneficial owners of greater than ten percent of the Corporation’s equity securities, made all required filings under Section 16(a) on a timely basis, except for the following: one Form 4 filed on September 2, 2009 for stock options that were awarded to Gerald R. Dinkel on August 12, 2009 and one Form 3 filed on September 2, 2009 to report Gerald R. Dinkel becoming an officer of the Corporation on August 12, 2009.

TRANSACTIONS WITH RELATED PERSONS

The Corporation has established policies and other procedures regarding approval of transactions between the Corporation and any employee, officer, director, and certain of their family members and other related persons, including those required to be reported under Item 404 of Regulation S-K. These policies and procedures are generally not in writing, but are evidenced by long standing principles set forth in our Code of Ethics and Business Conduct or adhered to by our Board. As set forth in the Audit Committee Charter, as and to the extent required under applicable federal securities laws and related rules and regulations, and/or the NASDAQ listing standards, related party transactions are to be reviewed and approved, if appropriate, by the Audit Committee. Generally speaking, we enter into such transactions only on terms that we believe are at least as favorable to the Corporation as those that we could obtain from an unrelated third party.

During the prior fiscal year, the Corporation was not involved in any transactions with related persons, which includes our directors, executive officers or shareholders known to us to beneficially own more than five percent of our outstanding common stock requiring disclosure under applicable securities regulations.

Agreements with Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. These agreements and our Articles of Incorporation and Bylaws require us to indemnify our directors and executive officers to the fullest extent permitted under Indiana law. See heading “Indemnification and Insurance” of the Schedule 14D-9, which information is incorporated herein by reference.

We have also entered into employment and severance agreements with our executive officers as more fully described under the “Employment Agreements” and “Employment and Severance Agreements” sections of this Information Statement. See also Item 3 of the Schedule 14D-9, which information is incorporated herein by reference.

EXECUTIVE COMPENSATION

The following discussion and analysis relates to the compensation paid during the 2009 fiscal year to the executive officers named in the Summary Compensation Table.

Compensation Discussion and Analysis

Overview and Compensation Philosophy

Our philosophy is to provide compensation to our Named Executive Officers (as such term is defined in our definitive proxy statement as filed with the Securities and Exchange Commission on Schedule 14A on January 26, 2010) in such a manner as to retain the best available personnel for positions of substantial responsibility within the Corporation, to provide incentives which reward performance and longevity and to promote the success of our business. As a goal, our Compensation Committee, with the assistance of a compensation consultant (as discussed further below in this Compensation Discussion and Analysis), has developed a compensation target of cash compensation to be in the 50th to 60th percentile and equity incentives to be in the 50th percentile as measured against public electronics companies within a specified revenue range (our “peer group”). Our peer group is discussed in more detail below in this Compensation Discussion and Analysis under the heading “Benchmarking and Compensation Evaluation.”

Role of the Compensation Committee

The Compensation Committee administers our executive compensation program and is comprised of three non-employee, independent members of the Board, each of whom is an “outside director” as defined by Section 162(m) of the Code.

The scope of authority of the Compensation Committee is to set salaries and bonuses of the Named Executive Officers and to award equity grants and other compensation to them as appropriate. The Compensation Committee has the authority to review and recommend compensation policies, review and approve compensation of our Named Executive Officers and administer our stock plans, including reviewing and approving equity-based awards to our Named Executive Officers.

Our Compensation Committee has the authority to retain and terminate any compensation consultant to be used by us to assist in the evaluation of the compensation of the Named Executive Officers and has the sole authority to approve the fees and other retention terms of any consultant it hires. Our Compensation Committee also has authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

Role of Management in Executive Compensation Decisions

During fiscal 2009, Roger A. Derse1, Senior Vice President, Chief Financial Officer, Secretary and Treasurer, and Dan Tarantine, Executive Vice President, presided over the Interim Office of the President until the hiring of our new CEO, Gerald R. Dinkel, on August 12, 2009.

While consideration of executive compensation is an interactive process involving multiple parties, the principal role of Corporation management in decisions involving executive compensation is primarily to support

[1]

Mr. Derse resigned from his position as Senior Vice President and Chief Financial Officer of the Company, effective as of February 22, 2010. The terms of Mr. Derse’s separation from the Company are described in more detail on the Form 8-K filed with the SEC on February 22, 2010.

the activities of the Compensation Committee. For fiscal 2009, Mr. Derse facilitated the coordination of human resource management, accounting and legal input to reach informed decisions. Messrs. Derse and Tarantine were also primarily responsible for developing a proposed annual business plan and presenting the plan to the Board. This annual plan, as approved by the Board, forms the basis for measurement of the performance of management in both our cash and performance share incentive plans. Messrs. Derse and Tarantine were also involved in making proposals to the Compensation Committee concerning potential changes in the compensation of senior management and potential changes in our overall compensation programs. The Compensation Committee considers, but is not bound to and does not always accept, management’s recommendations with respect to compensation. The Compensation Committee does not delegate its authority to Corporation management.

Messrs. Derse and Tarantine attended some of the Compensation Committee meetings, but the Compensation Committee also regularly holds executive sessions not attended by any members of management.

Executive Compensation Components

The primary components of our executive compensation program are base salaries, bonus compensation based upon incentive goals and objectives, equity incentives, change in control and severance packages, and fringe benefits. Our compensation program is designed to balance the Corporation’s short-term and long-term performance goals.

Base Salary

The base salaries for our Named Executive Officers are, in general, established on the basis of skills, accomplishments, the scope of their job and prevailing market conditions. The salary for each Named Executive Officer is determined by evaluating the responsibilities of the position held and the experience and performance of the individual, with reference to the competitive marketplace for the executive talent, including a comparison to our peer group, as established from time to time with the assistance of compensation consultants.

The Compensation Committee reviews executive salaries annually. Generally speaking, specific individual performance criteria are not established by the Compensation Committee for each Named Executive Officer and none were established for fiscal 2009. Rather, each Named Executive Officer is evaluated based on general individual performance over the past year, the scope of each officer’s duties and responsibilities, experience and expertise.

For fiscal 2009, the base salary for Mr. Tarantine and Mr. Derse were each increased by $20,000 to $256,000 and $240,500, respectively. As a result of the additional duties taken on in connection with their appointment to the Interim Office of the President, effective September 5, 2008, Mr. Tarantine and Mr. Derse each received an additional $5,000 per month while acting in this capacity. In addition, they each received a one-time bonus of $60,000 when our new CEO (principle executive officer) was hired and commenced employment. In connection with his employment agreement, Mr. Dinkel’s salary was set at $385,000 effective August 12 2009. Each Named Executive Officer’s base salary for fiscal 2009 is set forth in the “Salary” column of the Summary Compensation Table.

For fiscal 2010, the Compensation Committee established the salaries using the criteria described above. Mr. Tarantine’s annual salary will be $268,800 and Mr. Derse’s will be $252,525. Mr. Dinkel’s salary will remain at $385,000.

Benchmarking and Compensation Evaluation

In making its determinations with respect to executive compensation, the Compensation Committee has periodically engaged the services of a compensation consultant to provide the Corporation input on trends in executive compensation, an outside perspective on our compensation practices and assistance with our peer group benchmarking analysis. The Compensation Committee does not believe a formal annual peer group assessment by an independent third party is necessary unless factors indicate significant changes in executive compensation have taken place.

In fiscal 2007, the Compensation Committee retained Compensia, Inc., an independent compensation consultant, to assist the Corporation in developing a long term compensation program for its senior executives and evaluate total executive compensation for fiscal 2007. A peer group, consisting of 14 public electronics companies with revenues similar to the Corporation’s, was selected. More specifically, the peer group included the following companies: (i) California Micro Devices Corporation, (ii) Catalyst Semiconductor, Inc., (iii) DDI Corporation, (iv) Integrated Silicon Solution, Inc., (v) IntriCon Corporation, (vi) LaBarge, Inc., (vii) MIPS Technologies, Inc., (viii) Netlist, Inc., (ix) Planar Systems, Inc., (x) Staktek Holdings, Inc., (xi) STEC, Inc., (xii) Techwell, Inc., (xiii) Titan Global Holdings, Inc., and (xiv) Video Display Corporation. The peer group may change from year to year depending on changes in the marketplace and our business focus, but no changes were made to this peer group in either fiscal 2008 or 2009.

In fiscal 2007, the compensation of each Named Executive Officer was benchmarked to the peer group, as well as an analysis of each component of compensation. The benchmarking data indicated that our compensation is more weighted to base pay and less to incentive pay and equity as compared to the peer group. As part of the Compensation Committee’s evaluation for 2009, the base salaries of the Messrs. Derse and Tarantine were increased by $20,000 each; to move towards our target for cash and equity incentives to be in the 50th percentile as measured against our peer group, the Compensation Committee implemented the incentive plans as described below. As discussed above, certain adjustments were made to the cash compensation of Messrs. Derse and Tarantine to reflect, in part, increased duties in connection with the departure of our former CEO.

In determining the compensation for Mr. Dinkel, the Compensation Committee reviewed the data for the CEO position in our peer group and targeted the midpoint as the basis for his base salary. Stock ownership levels of the peer group for non-owner CEOs were also benchmarked and the initial option grant was considered an appropriate initial long-term incentive.

Executive Incentive Plans for Fiscal 2009

Cash Incentive Bonus Awards. For fiscal 2009, the Compensation Committee approved a cash incentive bonus award for our Named Executive Officers. If the approved Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) amount of $10,513,000 would have been attained, the cash bonus awards for Messrs. Tarantine and Derse would have been approximately 20% of their base salary. If 90% of this EBITDA amount would have been attained, then the cash bonus awards for Messrs. Tarantine and Derse would have been approximately 10% of their base salary. If 110% of this EBITDA amount would have been attained, then the cash bonus awards for Messrs. Tarantine and Derse would have been approximately 30% of their base salary. None of the approved EBITDA target amounts were met.

However, due to (i) the above average individual performances of Messrs. Derse and Tarantine, particularly in light of the crucial role they played in expanded positions after the departure of our former CEO and (ii) the Board determination that paying discretionary year-end bonuses would likely serve as a great retention tool with respect to Messrs. Derse and Tarantine, the Board, upon recommendation from the Compensation Committee, deemed it in the best interests of the Corporation and its shareholders to pay these executive officers year-end discretionary bonuses. The Board also considered that certain factors which were beyond Messrs. Derse’s and Tarantine’s control, including certain corporate and organizational restructuring that occurred in 2009, made it more difficult than anticipated to achieve the EBITDA targets set for the 2009 cash bonus program. After considering the year-end cash bonuses awarded in 2008 and the potential for cash bonuses had the 2009 EBITDA targets been achieved, the Compensation Committee approved a 2009 discretionary year-end cash bonus of $30,000 for Mr. Derse and $20,000 for Mr. Tarantine.

Equity Incentive Awards. We currently utilize various forms of equity awards for the Named Executive Officers, consisting of RSUs, performance shares and stock options.

In fiscal 2008, the Board of Directors granted and approved 25,000 RSUs for Mr. Derse. The RSUs vest over a two-year period, with 50% of each RSU award vesting on the first-year anniversary of the date of grant and the remaining 50% of each RSU award vesting upon the end of the second-year anniversary of the date of grant. Upon a “Change in Control” of the Corporation (as such term is defined in his employment agreement) each RSU award will automatically and fully vest.

In fiscal 2009, the Compensation Committee granted and approved 50,000 RSUs for each of Messrs. Derse and Tarantine. The RSUs vest over a two-year period, with 50% of each RSU award vesting on the first-year anniversary of the date of grant and the remaining 50% of each RSU award vesting upon the end of the second-year anniversary of the date of grant. Upon a “Change in Control” of the Corporation (as such term is defined in each of their respective employment agreements) each RSU award will automatically and fully vest. In addition, given the similar positions of responsibility, Mr. Tarantine was granted an additional 25,000 RSUs to match Mr. Derse’s earlier award, of which 50% immediately vested. The remaining 50% will vest on the first-year anniversary of the date of grant.

The performance share awards granted in fiscal 2008 were cancelled in fiscal 2009 due to significant changes in the business and senior management. In fiscal 2009, a new performance share plan was approved by the Compensation Committee and 18,750 performance shares were awarded. If we would have achieved the approved annual EBITDA amount of $10,513,000, then Messrs. Derse and Tarantine would have received all 18,750 performance shares. If we would have achieved 90% of the annual EBITDA, then 12,500 shares would have been awarded to each of Messrs. Derse and Tarantine. If we would have achieved 110% of the annual EBITDA, then 25,000 shares would have been awarded to each of Messrs. Derse and Tarantine. Upon a “Change in Control” of the Corporation (as such term is defined in each of their respective employment agreements) each performance share award would have automatically granted and fully vested regardless of the achievement of the EBITDA Target. As mentioned above, none of the approved EBITDA target amounts were met in fiscal 2009 and the 18,750 performance shares were forfeited.

In connection with the hiring of Gerald R. Dinkel and as part of his employment agreement, he was awarded 200,000 stock options which will vest in 48 equal monthly installments over a four-year period. The options were awarded at $4.05 per share, the closing price of our common stock on the date of grant.

Difficulty in achieving performance targets. As noted above, our performance targets for our cash bonus incentive awards and equity incentive awards for fiscal 2009 were based on EBITDA targets set by the Compensation Committee. The EBITDA targets in fiscal 2009 were not met, in part due to the restructuring of the Corporation’s operational structure which resulted in discontinued operations. The Compensation Committee intended to set the fiscal 2009 EBITDA targets at challenging levels to motivate high business performance and support attainment of longer-term financial objectives in light of our newly restructured business. The Compensation Committee set these performance targets based on historic and estimated performance levels of the Corporation and, at the time they were set, the Compensation Committee believed that the EBITDA targets were attainable but challenging enough to require management to produce robust results to obtain them. Ultimately, in hindsight, the operational restructuring and discontinued operations that occurred at the Corporation in 2009 made it very difficult to estimate appropriate target levels.

Employment Agreements

As a means of (i) providing certain assurances and motivation for current management, (ii) retaining effective management of the Corporation, and (iii) limiting distractions of management and the Board, the Compensation Committee negotiated, and the Board approved, new employment agreements with Messrs. Derse and Tarantine in January 2009. The Compensation Committee also intended these new employment agreements to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the Corporation without undue concern over whether the transactions may jeopardize the executives’ own employment. These agreements generally entail accelerated vesting of equity incentives and cash compensation. These agreements are discussed in more detail in the section entitled “Employment and Severance Agreements”. The potential payment that may arise from these change in control arrangements are discussed in the section entitled “Employment and Severance Agreements.”

On August 12, 2009, Gerald R. Dinkel and the Corporation entered into an Employment Agreement (the “Employment Agreement”) to appoint him as President and CEO of the Corporation. Mr. Dinkel was also appointed as a member of the Board. The Employment Agreement outlines the cash and equity compensation in connection with his employment and is discussed in more detail in the section entitled “Employment and Severance Agreements.” The potential payments that may arise from change in control arrangements or termination of employment under this Employment Agreement are discussed in the section entitled “Employment and Severance Agreements.”

Other Compensation

The Named Executive Officers receive no benefits from the Corporation under defined pension or defined contribution plans other than the tax-qualified 401(k) Plan. During fiscal year 2009, Messrs. Dinkel, Derse and Tarantine received a car allowance. The Named Executive Officers participate in benefit programs designed for all full time employees including medical, disability and life insurance.

Tax Deductibility of Executive Compensation

In fiscal 2009, the Compensation Committee considered the potential impact of Section 162(m) of the Code. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1,000,000 in any taxable year for any of the Named Executive Officers named in a proxy statement, unless such compensation meets certain specifications under the Code. The Compensation Committee has studied the impact of Section 162(m) and believes that the compensation of our Named Executive Officers to date meets the requirements and is deductible for tax purposes. It is the Compensation Committee’s policy to qualify, to the extent reasonable, the Named Executive Officers’ compensation for deductibility under applicable tax law. However, if circumstances warrant, the Corporation may, in the future, pay compensation to the Named Executive Officers that may not be deductible.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be “soliciting material” or “filed” with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that White Electronic Designs specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

The White Electronic Designs Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis section of White Electronic Designs’ 2009 Proxy Statement filed with the Securities and Exchange Commission on January 26, 2010. Based on such review and discussion, the Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis, updated as appropriate, be included in this Information Statement.

COMPENSATION COMMITTEE

Paul D. Quadros, Chairman

Jack A. Henry

Brian R. Kahn

Summary Compensation Table

The following tables set forth information concerning compensation earned by, or paid for, services provided to us for the periods indicated to all persons serving as our principal executive officer or as principal financial officer during fiscal year 2009 (the “Named Executive Officers”). For most of the fiscal year, the Corporation had only two executive officers. Roger A. Derse and Dan Tarantine served in the Interim Office of the President following the resignation of our former President and CEO. Gerald R. Dinkel joined the Corporation effective August 12, 2009 as our new President and CEO.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(2)	Total ($)
Gerald R. Dinkel,	2009	41,462	—	—	9,598	—	—	7,499	58,559
President and Chief Executive Officer(3)

Roger A. Derse,	2009	295,144	90,000	66,777	25,199	—	—	16,641	493,761
Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Dan Tarantine,	2009	310,671	80,000	19,156	—	—	—	17,395	527,222
Executive Vice President

(1)	These columns reflect compensation cost recognized for financial statement reporting purposes for the fiscal year ended September 30, 2009 from stock and option awards issued and thus includes amounts from outstanding stock and option awards granted in and prior to fiscal 2009. Assumptions used in the calculation of these amounts are included in the notes to our audited consolidated financial statements for the fiscal year ended September 30, 2009 as included in our Annual Report on Form 10-K filed with the SEC on December 11, 2009. In fiscal 2009, Mr. Dinkel was granted 200,000 options, Mr. Derse was granted 50,000 RSUs and 18,750 performance shares, and Mr. Tarantine was granted 75,000 RSUs and 18,750 performance shares. Mr. Derse forfeited 43,750 performance shares and Mr. Tarantine forfeited 28,750 performance shares during fiscal 2009. The amounts shown disregard estimated forfeitures related to service and performance-based vesting conditions. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may be recognized by the Named Executive Officers.
(2)	Amounts in this column consist of: (i) our contributions under our 401(k) plan as follows: Mr. Derse—$5,502 and Mr. Tarantine—$6,200; (ii) life insurance premiums as follows: Mr. Dinkel—$510, Mr. Derse—$939 and Mr. Tarantine—$995; (iii) car allowances as follows: Mr. Dinkel—$1,731, Mr. Derse—$10,200 and Mr. Tarantine—$10,200; and (iv) reimbursement for Mr. Dinkel’s relocation expenses of $5,258.
(3)	As Mr. Dinkel joined the Corporation on August 12, 2009, amounts reflect his compensation from that date forward.

Employment and Severance Agreements

On January 21, 2009, the Corporation entered into new employment agreements with Mr. Tarantine, our Executive Vice President and Mr. Derse, our Chief Financial Officer (both or either herein may be referred to as the “Executive”). There is no definitive term of employment under the agreement and the Executive’s employment may be terminated by either party at any time, subject to certain notice requirements and the termination payments and terms described below. The agreement provides for an annual base salary of $256,000 for Mr. Tarantine and $240,500 for Mr. Derse, which will be reviewed by the Board of the Corporation and/or its Compensation Committee from time to time. The agreement also provides that the Executive may be eligible to participate in any annual bonus program that may be established and approved by the Board, all savings and retirement plans, practices, policies and programs of the Corporation which are made generally available to all other employees of the Corporation, a car allowance of $850 per month, at least five weeks of paid vacation time and reimbursement for all reasonable business expenses. In the event of a termination for cause, disability, death or voluntarily resignation other than for good reason, the Corporation is required to pay the Executive only his accrued but unused vacation and base salary to the date of termination. In the event of a termination without cause (or a resignation for good reason), the Corporation is required to pay (i) any accrued but unused vacation, (ii) base salary through date of termination, (iii) the continuation of base salary for twelve months and (iv) Executive’s COBRA continuation premiums for up to twelve months. The agreement also provides that all unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted shall become fully vested. Additionally, all stock options, both vested and unvested, will remain fully exercisable until the tenth anniversary of the grant date of such option. The payments and benefits provided in the event of termination without cause are subject to and conditioned upon the Executive executing a general release and waiver and the Executive’s compliance with the Restrictive Covenants (as defined in the agreement). The agreement also includes special provisions in the event of a “Change in Control” (as defined in the agreement). Specifically, all unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted shall become fully vested. In the event the Corporation terminates Executive’s employment without “Cause” (as defined in the agreement) or the Executive terminates his employment with “Good Reason” (as defined in the agreement) within one year following a Change in Control, the Executive will be entitled to (i) any accrued but unused vacation, (ii) base salary through date of termination, (iii) the continuation of base salary for eighteen months and (iv) Executive’s COBRA continuation premiums for up to eighteen months. Additionally, all stock options, both vested and unvested, will remain fully exercisable until the tenth anniversary of the grant date of such option. The employment agreements also contain other customary provisions, including provisions relating to non-solicitation, confidentiality, non-disclosure, non-disparagement and compliance with Section 409A of the Internal Revenue Code. The employment agreements constitute the entire agreement among the parties with respect to the Executive’s employment and supersede and are in full substitution for any and all prior understandings or agreements with respect to the Executive’s employment.

On August 12, 2009, Gerald R. Dinkel and the Corporation entered into the Employment Agreement to appoint him as President and CEO of the Corporation. Mr. Dinkel was also appointed as a member of the Board. Under the terms of the Employment Agreement, Mr. Dinkel will receive an annual salary of $385,000, as adjusted from time to time, and was awarded an option to purchase 200,000 shares of the Corporation’s common stock pursuant to the Corporation’s 1994 Flexible Stock Plan. The shares will vest in 48 equal monthly installments over a four-year period. Additionally, pursuant to the Employment Agreement, Mr. Dinkel will participate in an annual bonus program beginning in fiscal 2010 and each subsequent fiscal year thereafter. The Corporation will also reimburse Mr. Dinkel for costs and expenses equaling up to $125,000 related to acquiring, establishing and maintaining a residence in the Phoenix metropolitan area, including any travel expenses. He will also be provided with a car allowance of $1,250 per month. Mr. Dinkel will receive five weeks paid vacation time and will be reimbursed for all reasonable business expenses in accordance with the Corporation’s normal and customary polices. In addition, the Employment Agreement also provides that Mr. Dinkel will be entitled to participate in all savings and retirement plans, practices, policies and programs of the Corporation which are made generally available to all other employees of the Corporation; except that Mr. Dinkel will also be provided with (i) commercially available term life insurance as follows: (A) under the existing group life insurance plan he will be eligible for coverage in an approximate amount of $600,000; and (B) the Corporation will use commercially reasonable efforts to obtain coverage under an individual policy in an approximate amount of $170,000; and (ii) under the existing long-term disability plan, Mr. Dinkel is entitled to 60% of his base salary, subject to a maximum payout of $12,500 per month and an age-reduction schedule, but the Corporation will use commercially reasonable efforts to obtain additional long-term disability coverage (above and beyond coverage applicable to other employees) to provide Mr. Dinkel with long-term disability coverage equal to 60% of $385,000 (on an annualized basis). Mr. Dinkel’s employment may be terminated by either party at any time, subject to certain notice requirements and termination payments and terms. In the event Mr. Dinkel’s employment is terminated for any reason, the Corporation shall pay Mr. Dinkel for: (i) any accrued but unused vacation, (ii) annual base salary through the date of termination and (iii) any unreimbursed expenses. In the event Mr. Dinkel is terminated without “Cause” (as defined in the Employment Agreement) or Mr. Dinkel terminates his employment for “Good Reason” (as defined in the Employment Agreement), then (i) Mr. Dinkel shall be entitled to the continuation of his annual salary for twenty-four months following the date of termination, (ii) the Corporation shall pay Mr. Dinkel’s life insurance premiums for eighteen months after the end of the month of the date of termination, (iii) all unvested stock options, unvested restricted stock units and any other unvested equity-based awards or grants previously granted to Mr. Dinkel will become fully vested and will be fully exercisable, and (iv) all stock options (both unvested and vested) granted to Mr. Dinkel will remain fully exercisable until the tenth anniversary of the grant date of the options. The termination payments and benefits discussed above are subject to and conditioned upon Mr. Dinkel (i) formally resigning in writing from the Board and as an officer and director of any subsidiary of the Corporation, (ii) executing a general release and waiver and (iii) complying with certain restrictive covenants in the Employment Agreement. The Employment Agreement also contains other customary provisions, including provisions relating to non-solicitation, non-compete, confidentiality non-disparagement and compliance with Section 409A of the Internal Revenue Code. In addition, pursuant to the terms of the Employment Agreement, upon the occurrence of a Change in Control (as defined in the Employment Agreement), all unvested stock options, unvested restricted stock units and any other unvested equity-based awards will become fully vested and will be exercisable.

Grants of Plan-Based Awards

In fiscal 2009, Mr. Dinkel was granted 200,000 options, Mr. Derse was granted 50,000 RSUs and 18,750 performance shares and Mr. Tarantine was granted 75,000 RSUs and 18,750 performance shares. However, as previously discussed in Equity Incentive Awards, Messrs. Derse’s and Tarantine’s performance shares granted in fiscal 2009 were forfeited in fiscal 2009.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2009

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)				All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise of Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Gerald R. Dinkel,	8/12/2009	—	—	—	—	—	—			200,000	$4.05	$287,940
President and Chief Executive Officer

Roger A. Derse,	—	(5)	(5)	$30,000	—	—	—		—	—	—	—
Senior Vice President, Chief Financial Officer, Secretary and Treasurer	1/21/2009	—	—	—	(6)	(6)	18,750	(6)	—	—	—	—
	12/10/2008	—	—	—	—	—			50,000	—	—	$163,500

Dan Tarantine,	—	(5)	(5)	$20,000	(6)	(6)	—		—	—	—	—
Executive Vice President	1/21/2009	—	—	—	—	—	18,750	(6)	—	—	—	—
	12/10/2008	—	—	—	—	—	—		50,000	—	—	$163,500
	12/12/2008	—	—	—	—	—	—		25,000	—	—	$84,750

(1)	Reflects cash incentive bonuses payable under our executive incentive plan. A description of our executive incentive plan is set forth in “Executive Compensation—Compensation Discussion and Analysis” above.
(2)	Reflects performance share awards granted in connection with our executive incentive plan. As discussed above in the section “Executive Compensation—Compensation Discussion and Analysis,” the performance share awards granted in fiscal 2009 were forfeited in fiscal 2009.
(3)	Reflects RSUs granted in connection with our executive incentive plan. A description of our executive incentive plan is set forth above in the “Executive Compensation—Compensation Discussion and Analysis” section.
(4)	Reflects the grant date fair value computed in accordance with FAS 123(R). The assumptions used to determine such values are described in Note 2 to the consolidated financial statements in the Corporation’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009.
(5)	Cash incentive bonuses can be earned by Messrs. Dinkel, Derse and Tarantine under our incentive bonus plan based on certain minimum approved EBITDA amounts. The minimum EBITDA amounts were not met in fiscal 2009. However, due to the individual performances of Messrs. Derse and Tarantine and the determination that it was in the best interests of the Corporation to retain such officers, the Compensation Committee approved a discretionary cash bonus of $30,000 for Mr. Derse and $20,000 for Mr. Tarantine.
(6)	The performance share awards granted in fiscal 2009 were forfeited in fiscal 2009 due to the specific financial targets not being met.

Outstanding Equity Awards

OUTSTANDING EQUITY AWARDS AT 2009 FISCAL YEAR-END

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options # Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Gerald R. Dinkel,	8/12/2009	—	—	—	4.05	8/12/2019	—	—	200,000	$4.05
President and Chief Executive Officer

Roger A. Derse,	05/26/2004	50,000	—	—	6.38	05/26/2014	—	—	—	—
Senior Vice President, Chief Financial Officer, Secretary and Treasurer	12/15/2004	10,000	—	—	6.45	12/15/2014	—	—	—	—
	09/12/2006	30,000	10,000	—	4.70	09/12/2016	—	—	—	—
	12/12/2007	—	—	—	—	—	12,500	57,750	—	—
	12/10/2008	—	—	—	—	—	50,000	231,000	—	—

Dan Tarantine,	11/10/1999	7,000	—	—	2.75	11/10/2009	—	—	—	—
Executive Vice President	11/10/2000	15,000	—	—	10.625	11/10/2010	—	—	—	—
	05/16/2001	40,000	—	—	3.83	05/16/2011	—	—	—	—
	12/15/2004	50,000	—	—	6.45	05/15/2014	—	—	—	—
	12/10/2008	—	—	—	—	—	50,000	231,000	—	—
	12/12/2008	—	—	—	—	—	12,500	57,750	—	—

(1)	Options generally vest pro-rata over a four-year period. Mr. Dinkel’s options vest ratably over 48 months. Mr. Derse’s options vest at the rate of 25% after the first year and ratably thereafter for 36 months.
(2)	Mr. Derse’s RSUs vest over two years, with 50% vesting on the first-year anniversary of the date of grant and the remaining 50% vesting on the second-year anniversary of the date of grant. Mr. Tarantine’s grant of 50,000 RSUs on 12/10/08 vest over two years, with 50% vesting on the first-year anniversary of the date of grant and the remaining 50% vesting on the second-year anniversary of the date of grant. Mr. Tarantine’s grant of 25,000 RSUs on 12/12/08 vest over two years, with 50% vesting on the date of grant and the remaining 50% vesting upon the first-year anniversary of the date of grant.

Option Exercises and Stock Vested Table

The following table shows the number of shares acquired by the exercise of stock options and the vesting of restricted stock and performance shares by each of the Named Executive Officers during fiscal 2009, along with the value realized on such exercises or at the time of such vesting as calculated based on the difference between the market price of our stock at exercise or vesting and the option exercise or grant price.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gerald R. Dinkel,	—	—	—	—
President and Chief Executive Officer

Roger A. Derse,[2]	—	—	12,500	42,375
Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Dan Tarantine,	63,000	168,135	12,500	42,375
Executive Vice President

(1)	If the officer executed a same-day-sale transaction, the value realized equals the difference between the per share exercise price of the option and the per share sales price upon sale, multiplied by the number of shares for which the option was exercised. If the employee executed an exercise and hold transaction, the value realized equals the difference between the per share exercise price of the option and the fair market value of a share of our common stock on such date of exercise, multiplied by the number of shares for which the option was exercised.

Change-in-Control Arrangements and Potential Payments Upon Termination or Change in Control

The tables below estimate certain payments that will be made to each of Messrs. Dinkel, Derse and Tarantine upon a termination of employment or change in control of the Corporation in the various circumstances listed. The table for each of these Named Executive Officers should be read together with the description of that officer’s employment agreement in the section entitled “Employment and Severance Agreements”. Unless noted otherwise in the individual table, the major assumptions that are used in creating the tables are set forth directly below.

Date of Termination. The tables assume that any triggering event (i.e., termination, resignation, change in control, death or disability) took place on September 30, 2009 with base salaries and incentive plans in effect on this date being used for purposes of any severance payout calculation.

Price per Share of Common Stock. Calculations requiring a per share stock price are made on the basis of the closing price of $4.62 per share of our common stock on the NASDAQ Global Market on September 30, 2009.

Change in Control. No cash payment will be made solely because of a change in control. For each Named Executive Officer, the cash payments described require a double trigger of both a change in control and a

[2]	Mr. Derse resigned from his position as Senior Vice President and Chief Financial Officer of the Company, effective as of February 22, 2010. The terms of Mr. Derse’s separation from the Company are described in more detail on the Form 8-K filed with the SEC on February 22, 2010.

termination without cause (or resignation with good reason). Messrs. Dinkel, Derse and Tarantine will receive the cash payments set forth below if such termination without cause (or resignation with good reason) occurs within one year of the effective date of a change in control.

Equity Acceleration upon a Change in Control. All unvested stock options or other equity awards of Messrs. Dinkel, Derse and Tarantine vest automatically upon a change in control if they are employed by us on the date of the change in control. For purposes of the table under the heading “Change in Control,” it is assumed that all outstanding options (and other equity, as applicable) are accelerated upon a change in control.

Medical and Other Benefits. The tables below do not include any amounts payable on termination that are generally available to all employees on a non-discriminatory basis. As described in the section entitled “Employment and Severance Agreements”, Messrs. Derse and Tarantine are entitled to the continuation of medical benefits for a period of eighteen months upon a termination without cause or resignation within one year following a change in control.

Retirement. The tables do not include specific treatment of a normal retirement.

The following table describes the potential payments upon termination or a change in control of the Corporation for Gerald R. Dinkel, our President and Chief Executive Officer.

Executive Benefits and Payments Upon Termination	Termination Without Cause ($)(1)	Termination Following a Change in Control ($)(2)	Change in Control ($)(2)	Termination for Cause, Disability, Death or Voluntary Other Than for Good Reason ($)(3)
Cash Compensation:
Base salary	770,000	—	—	—
Accrued, but unused vacation	—	—	—	—
Life insurance	1,872
Long-term Incentives:
Acceleration of unvested stock options	111,625	111,625	111,625	—

Total:	883,497	111,625	111,625	—

(1)	Mr. Dinkel’s severance payments following a termination without cause will include any accrued but unused vacation, base salary through the date of termination (to the extent not theretofore paid) and any unreimbursed expenses. In addition, Mr. Dinkel would be entitled to the continuation of his base salary for 24 months and the payment of his life insurance premiums for 18 months following the date of termination. The dollar value of Mr. Dinkel’s accrued but unused vacation was $0 and his annual base salary was $385,000 as of September 30, 2009. The monthly cost to the Corporation for Mr. Dinkel’s life insurance premiums is $104. All unvested stock options, unvested RSUs and any other unvested equity-based awards or grants would become fully vested and exercisable per the terms of the awards. The amount shown represents the incremental difference between the market value and the cost of unvested options for which vesting might be accelerated.
(2)	Upon the occurrence of a change in control or termination following a change in control of the Corporation, all of Mr. Dinkel’s unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted will become fully vested and exercisable per the terms of the awards. The amount shown represents the incremental difference between the market value and the cost of unvested options, restricted stock and performance shares for which vesting might be accelerated.
(3)	Mr. Dinkel’s severance payments following a termination for cause, voluntarily for other than good reason or as a result of death or disability will include any accrued but unused vacation, base salary through the date of termination (to the extent not theretofore paid) and any unreimbursed expenses. The dollar value of Mr. Dinkel’s accrued but unused vacation was $0 as of September 30, 2009.

The following table describes the potential payments upon a change in control of the Corporation for Roger A. Derse3, our Senior Vice President, Chief Financial Officer, Secretary and Treasurer.

Executive Benefits and Payments Upon Termination	Termination Without Cause ($)(1)	Termination Following a Change in Control ($)(2)	Change in Control ($)(3)	Termination for Cause, Disability, Death or Voluntary Other Than for Good Reason ($)(4)
Cash Compensation:
Base salary	240,500	360,000	—	—
Accrued, but unused vacation	22,266	22,266	—	42,203
Medical Benefits	10,404	15,606	—	—
Long-term Incentives:
Acceleration of unvested stock options	288,750	—	288,750	—

Total:	561,920	398,622	288,750	22,266

(1)	Mr. Derse’s severance payments following a termination without cause will include any accrued but unused vacation, base salary through the date of termination (to the extent not theretofore paid), the continuation of base salary for 12 months, COBRA continuation premiums up to 12 months (if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA), and the immediate vesting of all unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted. The dollar value of Mr. Derse’s accrued but unused vacation as of September 30, 2009 was $22,266 and the monthly cost to the Corporation to furnish Mr. Derse with medical benefits is $867. The amount shown for the acceleration of unvested stock options and restricted stock represents the incremental difference between the market value and the cost of unvested options and restricted stock for which vesting might be accelerated.
(2)	Mr. Derse’s severance payments following a termination without cause or for good reason within one year following a change in control of the Corporation will include any accrued but unused vacation, base salary through the date of termination (to the extent not theretofore paid), the continuation of base salary for 18 months and COBRA continuation premiums up to 18 months (if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA). The dollar value of Mr. Derse’s accrued but unused vacation as of September 30, 2009 was $22,266 and the monthly cost to the Corporation to furnish Mr. Derse with medical benefits is $867.
(3)	Upon the occurrence of a change in control of the Corporation, all of Mr. Derse’s unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted will fully vest. The amount shown represents the incremental difference between the market value and the cost of unvested options and restricted stock for which vesting might be accelerated.
(4)	Mr. Derse’s severance payments following a termination for cause, voluntarily for other than good reason or as a result of death or disability will include any accrued but unused vacation and base salary through the date of termination (to the extent not theretofore paid). The dollar value of Mr. Derse’s accrued but unused vacation as of September 30, 2009 was $22,266.

[3]

Mr. Derse resigned from his position as Senior Vice President and Chief Financial Officer of the Company, effective as of February 22, 2010. The terms of Mr. Derse’s separation from the Company are described in more detail on the Form 8-K filed with the SEC on February 22, 2010.

The following table describes the potential payments upon a change in control of the Corporation for Dan Tarantine, our Executive Vice President.

Executive Benefits and Payments Upon Termination	Termination Without Cause ($)(1)	Termination Following a Change in Control ($)(2)	Change in Control ($)(3)	Termination for Cause, Disability, Death or Voluntary Other Than for Good Reason ($)(4)
Cash Compensation:
Base salary	256,000	384,000	—	—
Accrued, but unused vacation	42,203	42,203	—	42,203
Medical Benefits	3,960	5,940	—	—
Long-term Incentives:
Acceleration of unvested stock options	288,750	—	288,750	—

Total:	590,913	432,143	288,750	42,203

(1)	Mr. Tarantine’s severance payments following a termination without cause will include any accrued but unused vacation, base salary through the date of termination (to the extent not theretofore paid), the continuation of base salary for 12 months, COBRA continuation premiums up to 12 months (if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA), and the immediate vesting of all unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted. The dollar value of Mr. Tarantine’s accrued but unused vacation as of September 30, 2009 was $42,203 and the monthly cost to the Corporation to furnish Mr. Tarantine with medical benefits is $330. The amount shown for the acceleration of unvested stock options and restricted stock represents the incremental difference between the market value and the cost of unvested options and restricted stock for which vesting might be accelerated.
(2)	Mr. Tarantine’s severance payments following a termination without cause or for good reason within one year following a change in control of the Corporation will include any accrued but unused vacation, base salary through the date of termination (to the extent not theretofore paid), the continuation of base salary for 18 months and COBRA continuation premiums up to 18 months (if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA). The dollar value of Mr. Tarantine’s accrued but unused vacation as of September 30, 2009 was $42,203 and the monthly cost to the Corporation to furnish Mr. Tarantine with medical benefits is $330.
(3)	Upon the occurrence of a change in control of the Corporation, all of Mr. Tarantine’s unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted will fully vest. The amount shown represents the incremental difference between the market value and the cost of unvested options and restricted stock for which vesting might be accelerated.
(4)	Mr. Tarantine’s severance payments following a termination for cause, voluntarily for other than good reason or as a result of death or disability will include any accrued but unused vacation and base salary through the date of termination (to the extent not theretofore paid). The dollar value of Mr. Tarantine’s accrued but unused vacation as of September 30, 2009 was $42,203.

Shareholder Communications with the Board

The Board allows shareholders to send communications directly to the Board through its Corporate Governance and Nominating Committee, which is chaired by an independent director. All such communications, except those related to shareholder proposals discussed above, must be sent to the Chairman of the Corporate Governance and Nominating Committee at the Corporation’s offices at 3601 East University Drive, Phoenix, Arizona 85034.

Annex II

March 29, 2010

The Board of Directors

White Electronic Designs Corporation

3601 E. University Drive

Phoenix, AZ 85034

Members of the Board:

We understand that White Electronic Designs Corporation (the “Company”), Microsemi Corporation (“Parent”), and Rabbit Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Purchaser would make a cash tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of the common stock, no par value, of the Company (the “Common Stock”) for $7.00 per share, net to the holder thereof in cash (the “Consideration”), and (ii) following the consummation of the Tender Offer, Purchaser would merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer, other than shares of Common Stock that are owned by the Company, Parent, Purchaser or by any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the effective time of the merger, all of which shares will be canceled, or as to which dissenters’ rights have been properly exercised, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated March 28, 2010 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management and the Board of Directors of the Company concerning the matters described in clauses (ii) and (iii) above, including the risks and uncertainties of achieving the financial forecasts described in clause (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

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(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. In that regard, you have instructed us to consider the risks and uncertainties of achieving the Company’s financial forecasts and the possibility that such forecasts will not be realized. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of shares of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion

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and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and may receive fees for the rendering of such services. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any matter, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ JEFFERIES & COMPANY, INC.

JEFFERIES & COMPANY, INC.

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